Filed Pursuant to Rule 424(b)(2)
Registration No. 333-151691

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
	Amount	Maximum	Maximum
Title of each class of	to be	Offering Price	Aggregate	Amount of
Securities to be Registered	Registered	per Security	Offering Price	Registration Fee
Common Stock, par value $.001 per share	4,025,000	$19.91	$80,137,750(1)	$3,149.42(2)

(1)	Includes 525,000 shares that may be offered and sold by the underwriters pursuant to the exercise in full of the underwriters’ options to cover over-allotments.

(2)	Calculated pursuant to Rule 457(r) under the Securities Act.

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 16, 2008)

3,500,000 Shares

Common Stock

We are offering 3,500,000 shares of our common stock. Our common stock is listed on the NASDAQ Global Market under the symbol “LMNX.” On June 24, 2008, the last reported sale price of our common stock as reported on the NASDAQ Global Market was $19.91 per share.

Investing in our common stock involves risks. Before buying any shares, you should read carefully the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-9 of this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Per Share	Total

Public offering price	$19.91	$69,685,000
Underwriting discounts and commissions	$1.1946	$4,181,100
Proceeds, before expenses, to us	$18.7154	$65,503,900

We have granted to the underwriters the right to purchase up to an additional 525,000 shares to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on June 30, 2008.

Joint Book-Running Managers

JPMorgan	UBS Investment Bank

Co-Managers

Avondale Partners	Canaccord Adams	Leerink Swann

The date of this prospectus supplement is June 24, 2008

PROSPECTUS SUPPLEMENT

PROSPECTUS

About This Prospectus	1
Forward-Looking Statements	1
Luminex Corporation	3
Risk Factors	4
Consolidated Ratio of Earnings to Fixed Charges	4
Use of Proceeds	4
Description of Debt Securities	5
Description of Capital Stock	13
Description of Warrants	15
Plan of Distribution	17
Legal Matters	18
Experts	18
Incorporation of Information by Reference	18
Where You Can Find More Information	19

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You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus required to be filed with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the Underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus and the documents incorporated by reference therein is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of the shares of common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common stock we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the common stock offered by this prospectus supplement and the accompanying prospectus. For information about our common stock, including the rights which accompany each outstanding share of our common stock, see “Description of Common Stock” in the accompanying prospectus.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. The information contained or incorporated by reference in this prospectus supplement supersedes any inconsistent information included or incorporated by reference in the accompanying prospectus.

In various places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the table of contents above. All such cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

You should read both this prospectus supplement and the accompanying prospectus together with the additional information described under the heading “Incorporation of Information by Reference.”

Unless we have indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares from us to cover any over-allotments.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us, this offering and other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, including the information under the caption “Risk Factors” beginning on page S-9 of this prospectus supplement and in our annual report on Form 10-K and the financial statements and other information incorporated by reference in this prospectus supplement and accompanying prospectus, before making an investment decision. Unless we have indicated otherwise, references in this prospectus supplement to “Luminex,” the “company,” “we,” “us” and “our” or similar terms are to Luminex Corporation and its consolidated subsidiaries. Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement to “$” or “dollar” are to the lawful currency of the United States.

Our Business

We develop, manufacture and sell proprietary biological testing technologies and products with applications throughout the life sciences and diagnostics industries. These industries depend on a broad range of tests, called bioassays, to perform diagnostic tests, discover and develop new drugs and identify genes. Our xMAP® technology, an open architecture, proprietary multiplexing technology, allows simultaneous analysis of up to 100 bioassays from a small sample volume, typically a single drop of fluid, by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within various segments of the life sciences industry which includes the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, protein analysis and biomedical research. Our business is currently organized into two reportable segments: the technology segment and the assay segment.

The technology segment was initially built around strategic partnerships. As of March 31, 2008, we had over 60 strategic partners, 30 of which have developed reagent-based products utilizing our technology, and these partners have sold and placed 5,199 xMAP-based instruments in laboratories worldwide as of March 31, 2008. We license our xMAP technology to our partners, who then develop products that incorporate the xMAP technology into products that they sell to the end-user. We also develop and manufacture the proprietary xMAP laboratory instrumentation and the proprietary xMAP microspheres and sell these products to our partners. When our partners sell xMAP-based reagent consumable products or xMAP-based testing services, which run on the xMAP instrumentation, to the end-user customer, such as testing laboratories, we obtain a royalty on the sales from the partner. Total technology segment revenue was $62.4 million for the year ended December 31, 2007 and $18.7 million for the three months ended March 31, 2008.

The assay segment consists of Luminex Bioscience Group, or LBG, and Luminex Molecular Diagnostics, or LMD. This segment is primarily involved in the development and sale of assays utilizing xMAP technology on our installed base of systems. LBG augments our partnership model with a distribution model, designed to take advantage of our increasing installed base of xMAP-based instrumentation. LBG introduced our first two assay products in late 2006. As of March 31, 2008, there were a total of 14 assay products in the LBG and LMD product portfolio. LMD, which we created upon our acquisition of Tm Bioscience in March 2007, is focused on multiplexed applications for the human molecular clinical diagnostics market. Tm Bioscience focused on the three segments of the genetic testing market for which it was developing products: human genetics, personalized medicine and infectious disease. Tm Bioscience had established a solid position in the marketplace with their product development and FDA-compliant manufacturing capabilities. We substantially completed the integration of Tm Bioscience during 2007, and we believe the combined Company is in a position to take advantage of the complementary strengths of both companies in molecular diagnostics. In January 2008, LMD launched xTAGtm Respiratory Viral Panel (RVP), which is the first Food and Drug Administration (FDA)-cleared assay to simultaneously detect and identify 12 viruses and viral subtypes that together are responsible for more than 85 percent of respiratory viral infections. Total assay segment revenue was $12.6 million for the year ended December 31, 2007, which includes LMD results for the ten months ended December 31, 2007, and $4.4 million for the three months ended March 31, 2008.

On a consolidated basis, our revenues have increased at a compound annual growth rate of 28% over the past three years from $35.9 million in 2004 to $75.0 million in 2007. Our gross margins increased from 41% in 2004 to 61% in 2007, an increase of 49%.

We have established a leading position in several segments of the life sciences industry by developing and delivering products that meet customer and partner needs in specific market segments, including multiplexing, accuracy, precision, sensitivity, specificity, reduction of labor and ability to test for proteins and nucleic acids. These needs are addressed by our proprietary technology, xMAP Technology, which allows the end-user in a laboratory to perform biological testing in a multiplexed format. Multiplexing allows many different laboratory results to be generated from one sample at one time. This is important because our end-user customers and partners, which include laboratory professionals performing research, clinical laboratories performing tests on patients as ordered by a physician and other laboratories, have a fundamental need to perform high quality testing as efficiently as possible. Until the availability of multiplexing technology such as xMAP, the laboratory professional had to perform one test on one sample in a sequential manner, and if additional testing was required on that sample, a second procedure would be performed to generate the second result, and so on until all the necessary tests were performed. By using xMAP technology, these end-users have the opportunity to become more efficient by generating multiple simultaneous results per sample. We believe that this technology may also offer advantages in other industries, such as food safety/animal health, newborn screening and bio-defense/bio-threat markets.

Our Industry

The life sciences industry uses bioassays to detect the presence and characteristics of certain biochemicals, proteins or nucleic acids in a sample. Drug discovery, genetic analysis, pharmacogenomics, clinical diagnostics and general biomedical research all use bioassays. For example, bioassays can be used to:

•	measure the presence and quantity of substances such as infectious agents, antigens for histocompatibility, hormones, cancer markers and other proteins in a patient’s blood, other body fluid or tissue to assist physicians in diagnosing, treating or monitoring disease conditions;
•	detect genetic variations, such as single nucleotide polymorphisms or genetic mutations present in inherited diseases;
•	measure the response to a compound or dosage by measuring cellular activity for drug discovery and development; and
•	assist physicians in prescribing the appropriate tailored drug therapy based on the patient’s unique genetic makeup, a process known as pharmacogenetics.

The life sciences customer can purchase bioassays in the form of complete off-the-shelf kits, develop them internally or utilize a customized service to meet their specific needs. Although it is important to note that xMAP technology is relevant to a subset of the total life sciences market, according to strategic studies we first commissioned in 2003 and updated in 2006 and 2007 and our own internal analysis, we believe the total global market for tools and consumables used in drug discovery and development, clinical diagnostics and biomedical research represented a market of approximately $46.0 billion in end-user sales in 2007 growing to an estimated $65.0 billion by 2012.

The table below briefly describes the key bioassay technologies in the life sciences industry:

Key Technologies	Description	Markets Served

BioChips/Microarrays	High-density arrays of DNA fragments or proteins attached to a flat glass or silicon surface	Biomedical research and select clinical diagnostics
Automated Immunoassays	Automated test tube-based instruments used for detecting antibodies, proteins and other analytes	Clinical diagnostics
Gels and blots	Physical separation of molecules or analytes for visualization	Clinical diagnostics and biomedical research
PCR methods	Tests which use polymerase chain reaction (PCR) technology to test for DNA and RNA	Nucleic acid testing in clinical diagnostics and biomedical research
Microfluidics chips	Miniaturized liquid handling system on a chip	Biomedical research
Microtiter-plate based assays	Plastic trays with discrete wells in which different types of assays are performed, usually Enzyme-Linked Immuno-Sorbent Assay (ELISA) tests	Drug discovery, clinical diagnostics and biomedical research
Genotyping technologies	DNA primers or probes designed to identify small differences between DNA targets using methods such as ligation assays, cleavage assays and hybridization assays	Drug discovery, clinical diagnostics and biomedical research

Based on estimates contained in the strategic studies discussed above and our own internal estimates, we believe the potential life sciences market directly addressed by our xMAP technology was approximately $1.8 billion in 2007 and that it will reach $3.0 billion by 2012. In addition, we are also focused on other specialty markets segments, including food safety/animal health, newborn screening and bio-defense/bio-threats. With only limited market penetration of our multiplexing xMAP technology thus far in the key market segments referenced above, we believe there remain significant growth opportunities for Luminex and our strategic partners in each of these markets.

Our Technology

Our xMAP technology combines existing biological testing techniques with advanced digital signal processing and proprietary software. With our technology, discrete bioassays are performed on the surface of color-coded microspheres. These microspheres are read in a compact analyzer that utilizes lasers and high-speed digital signal processing to simultaneously identify the bioassay and measure the individual assay results. The key features of xMAP technology include the following:

•	Multi-analyte/multi-format
•	Flexibility/scalability
•	Both protein and nucleic acid applications
•	High throughput
•	Ease of use
•	Cost effective

Polystyrene microspheres, approximately 5.6 microns in diameter, are a fundamental component of the xMAP technology. We purchase and manufacture microspheres and, in a proprietary process, dye them with varying intensities of a red and a near infrared dye to achieve up to 100 distinct colors. The specific dye proportions permit each color-coded microsphere to be readily identified based on its distinctive fluorescent signature. Our customers create bioassays by attaching different biochemical reactants to each distinctly colored microsphere set. These unique reactants bind, or capture, specific substances present in the test sample. The microsphere sets can then be combined in test panels as required by the user, with a current maximum of 100 tests per panel. Customers can order either standard microspheres or magnetic microspheres.

We have an active product development pipeline of both instrument systems and assays. In late 2008, we expect to commercially launch the new FlexMAP 3D instrument to our customers and strategic partners. The FlexMAP 3D system has twice the throughput of our LX 200 instrument and will detect, via multiplexing, up to 500 distinct biomarkers simultaneously in a single assay. This is a five fold increase in multiplexing capability over our LX200 instrument. The FlexMAP 3D system, with these enhanced capabilities, will support our market expansion into new testing segments in both research and clinical testing markets.

In addition to FlexMAP 3D, we have a new instrument platform under development we refer to internally as BeadPix. BeadPix is an innovative technology platform using our proprietary xMAP microspheres in a new way. By virtue of its small size and ease of use, we believe BeadPix will enhance the adoption of our xMAP technology in our existing markets and allow us to expand xMAP into emerging markets including research, clinical and bio-threat testing segments.

We have multiple assay development activities ongoing at both LMD and LBG. LMD has assay development programs primarily focused in the areas of human genetics, pharmacogenetics and infectious disease. In 2008, we expect to submit certain LMD assay products to the FDA for 510(k) clearance in order to comply with recent FDA guidance for In Vitro Diagnostics, or IVD, products. In addition to assay products already commercially available such as the Pneumococcal Panel and the FlexmiR microRNA products, LBG is developing assay products in specialty markets including newborn screening, food safety and animal health.

To perform a bioassay using xMAP technology, a researcher attaches biochemicals, or capture reagents, to one or more sets of color-coded microspheres, which are then mixed with a test sample. After the reaction is complete, this mixture is automatically injected into the xMAP analyzer, where the microspheres pass single-file in a fluid stream through two laser beams. The first laser excites the internal dyes that are used to identify the color of the microsphere and therefore the test being performed on the surface of the microsphere. The second laser excites a fluorescent dye captured on the surface of the microspheres that is used to quantify the result of the bioassay taking place. Our proprietary optics, digital signal processors and software record the fluorescent signature of each microsphere and compare the results to the known identity of that color-coded microsphere set. The results are analyzed and displayed in real-time with data stored on the computer database for reference, evaluation and analysis.

xTAG technology developed by LMD consists of several components including multiplexed PCR or target identification primers, DNA Tags, xMAP microspheres and data analysis software. xTAG technology permits the development of molecular diagnostic assays for clinical use by hospital and reference laboratories. xTAG technology has been applied, in particular, to human genetic assays, pharmacogenetic assays and infectious disease assays.

Our Products

Technology Segment			Assay Segment
Instruments	Consumables	Software	LBG Kits	LMD Kits

Luminex® 100tm and Luminex® 200tm Luminex® XYPtm (XY Platform) and the Luminex® SDtm (Luminex® Sheath Delivery System) Luminex® HTStm	MagPlextm Microspheres xTAGtm Microspheres SeroMAPtm Microspheres Calibration and Control Microspheres	LXR xPONENT®	FlexmiRtm MicroRNA Labeling Kit FlexmiRtm MicroRNA Human Panel FlexmiRtm MicroRNA Mouse/Rat Extension Panel FlexmiRtm Select FlexmiRtm Reagent Pak FlexmiRtm MicroRNA Control Set Pneumococcal Assay[1]
xTAGtm Respiratory Viral Panel[1] xTAGtm Ashkenazi
Jewish Panel[2] xTAGtm Cystic Fibrosis Kit
— CF 39[1] xTAGtm CFTR 70+6 Mutation Detection Kit[3] CF 97[3] xTAGtm Mutation Detection
Products for Coagulation[2] xTAGtm Mutation Detection
Kit for P450-2C19[2] xTAGtm Mutation Detection
Kit for P450-2C9[2] xTAGtm Mutation Detection
Kit for P450-2D6[2] xTAGtm Mutation Detection
Kit for P450-2C9 and VKORCI[2]

1	FDA Cleared
2	Investigational Use Only
3	Analyte Specific Reagent

Our Strategy

Our primary goal continues to be the establishment of Luminex as an industry leader and xMAP technology as the industry standard for performing bioassays by transforming Luminex from a technology-based company to a more market-driven, customer-focused company. To achieve this goal, we have implemented and are pursuing the following strategies:

Focus on key market segments

Through our strategic studies, we have identified the following key market segments: (i) life sciences research profile oriented screening and secondary screening, (ii) life sciences research RNA profiling and transcriptional screening, (iii) genetic disease and molecular infectious disease testing, and (iv) immunodiagnostics. In addition to the segments listed above, we have identified other potential market opportunities in the applied markets such as bio-defense, or bio-threat testing, and food safety and animal health testing. We will continue to employ both a partnership driven business model focused on selected key segments, and a product driven business model in other key segments, working with our partners as distributors.

Continue to develop strategic partnerships focused on our key market segments

Currently, 30 of our approximately 60 strategic partners have developed reagent-based products utilizing the Luminex platform and are submitting royalties. We also have strategic partners who distribute Luminex products. We intend to broaden and accelerate market acceptance of xMAP technology through development, marketing and distribution partnerships with leaders in the life sciences industry. By leveraging our strategic partners’ market positions and utilizing their distribution channels and marketing infrastructure, we believe we can continue to expand our installed instrument base. Furthermore, our partners’ investments in research and development for xMAP applications provide Luminex users with more menu options than we can presently generate ourselves.

Develop and deliver market-leading assay products

We are focused on maximizing the value we provide our stockholders, partners and end-user customers by developing internally and co-developing with partners content applications based on customers’ needs in key market segments. We believe that by enhancing both our partner driven model and our direct efforts with the delivery of value-added assay content, Luminex should be able to gain greater control over product development, market penetration and commercialization.

Develop next generation products to further penetrate current markets and facilitate entry into new and emerging segments

Our research and development group is pursuing projects such as the development of consumables, automation, software and the expansion and enhancement of our multiplexing capabilities to advance our xMAP technology and its market acceptance. We are also collaborating with industry participants, biomedical research institutions and government entities to develop additional xMAP products. We also continuously consider other adjacent markets where our platform and assay offerings would be beneficial. We believe that our design, development, and manufacturing capabilities and FDA compliance track record, coupled with expertise in the FDA approval process provides us a competitive advantage over our competitors, relating to both the commercialization of multiplex testing platforms and assay products.

Opportunistically pursue acquisitions that could accelerate these strategies

We have developed analytical tools and an evaluation template to assess potential acquisition targets to accelerate our business strategies in the key markets described above. This approach led to the acquisition of Tm Bioscience in 2007. We are actively evaluating other opportunities to enhance our capabilities or our access to markets or technologies, or provide us other advantages in executing our business strategies in our key markets.

Risks Affecting Us

Our business is subject to numerous risks and you should read and carefully consider the information set forth under the caption “Risk Factors” beginning on page S-9 of this prospectus supplement.

Company Information

Luminex was incorporated under the laws of the State of Texas in May 1995. We were reincorporated in the State of Delaware in July 2000. Our shares of common stock are traded on the NASDAQ Global Market under the symbol “LMNX.” Our principal executive offices are located at 12212 Technology Blvd., Austin, Texas 78727, and our telephone number is (512) 219-8020. Our web site address is www.luminexcorp.com. Please note that our web site address is provided as an inactive textual reference only and that the information on, or accessible through, our website is not part of this prospectus supplement.

The Offering

Common stock offered	3,500,000 shares

Common stock to be outstanding after this offering	40,695,187 shares(1)

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, which include research and development, potential acquisitions of, or investments in, companies, technologies or products that complement our business, capital expenditures and additions to working capital. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page S-9 of this prospectus supplement for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	LMNX

(1) The number of shares of common stock to be outstanding after this offering is based on 37,195,187 shares outstanding as of June 20, 2008 and, unless we indicate otherwise, excludes shares of common stock reserved for issuance under our stock option and stock incentive plans and agreements, of which options to purchase 3,268,402 shares at an average exercise price of $12.22 were outstanding as of June 20, 2008.

Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the underwriter’s over-allotment option to purchase 525,000 additional shares of our common stock.

Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus supplement and the accompanying prospectus or any information incorporated by reference herein or therein and should evaluate the statements set forth in “Risk Factors” beginning on page S-9 of this prospectus supplement.

Summary Consolidated Financial Data

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included elsewhere in this prospectus supplement, as well as our historical audited financial statements and the related notes thereto which are incorporated by reference in this prospectus supplement. The consolidated results of operations data for the years ended December 31, 2005, 2006 and 2007 are derived from the audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2007. The consolidated results of operations data for the three months ended March 31, 2007 and 2008 and the consolidated balance sheet data as of March 31, 2008 have been derived from our unaudited condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

						Three Months
						Ended
	Year Ended December 31,					March 31,
	2005	2006		2007		2007	2008
						(unaudited)
	(in thousands, except per share data)

Consolidated Results of Operations Data:
Total revenue	$42,313	$52,989			$75,010	$16,607	$23,012
Gross profit	22,321	32,252			46,094	10,356	15,257
Loss from operations	(3,496)	(581	)(1)		(17,418)	(372)	(1,268)
Net income (loss)	(2,666)	1,507	(1)		(2,711)	136	(1,166)
Net income (loss) per common share, basic	$(.09)	$.05	(1)		$(.08)	$.00	$(.03)

Net income (loss) per common share, diluted	$(.09)	$.05	(1)	$	.(08)	$.00	$(.03)

Shares used in computing net income (loss) per share, basic	30,990	31,434			34,361	31,970	35,422
Shares used in computing net income (loss) per share, diluted	30,990	32,988			34,361	33,077	35,422

(1) As discussed in Note 14 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007, effective January 1, 2006, we changed our method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment.”

The following table shows our consolidated balance sheet as of March 31, 2008 on a historical basis and as adjusted on a pro forma basis to give effect to this offering (as if this offering took place at March 31, 2008). We will receive net proceeds from this offering of approximately $64.5 million (after deducting underwriting discounts and commissions and estimated offering expenses).

	As of March 31, 2008
	Actual	As Adjusted
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,360	$90,864
Short-term investments	7,924	7,924
Long-term investments	—	—
Working capital	43,261	107,765
Total assets	124,009	188,513
Total long-term debt	3,566	3,566
Total stockholders’ equity	104,375	168,879

RISK FACTORS

An investment in our common stock involves risks. The following risk factors relate to our business and this offering. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein or therein, also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement.

Risks Related to Our Business

We have a limited history of profitability and had an accumulated deficit of approximately $88.9 million as of March 31, 2008.

We have incurred significant net losses since our inception, including a loss of $2.7 million for the year ended December 31, 2007 and a loss of $1.2 million for the quarter ended March 31, 2008. At March 31, 2008, we had an accumulated deficit of approximately $88.9 million. Prior to our acquisition of LMD in March 2007, LMD had an accumulated deficit of approximately $74.6 million. In order to become profitable, we need to generate and sustain substantially higher revenue while achieving reasonable cost and expense levels. If we fail to achieve operating results in line with the expectations of securities analysts or investors, the market price of our common stock will likely decline. Furthermore, as we continue to utilize cash to support operations, acquisitions and research and development efforts, we may further decrease the cash available to us. As of March 31, 2008, cash, cash equivalents and short-term and long-term investments totaled $34.3 million, compared to $34.2 million at December 31, 2007 and $45.7 million at December 31, 2006, which decrease since December 31, 2006 is primarily attributable to the cash used in the acquisition of LMD.

We expect our operating results to continue to fluctuate from quarter to quarter.

The sale of our instrumentation and assay products typically involves a significant technical evaluation and commitment of capital by us, our partners and the end-user. Accordingly, the sales cycle associated with our products typically is lengthy and subject to a number of significant risks, all of which are beyond our control, including partners’ budgetary constraints, inventory management practices, regulatory approval and internal acceptance reviews. As a result of this lengthy and unpredictable sales cycle, our operating results have historically fluctuated significantly from quarter to quarter. We expect this trend to continue for the foreseeable future.

The vast majority of our system sales are made to our strategic partners. Our partners typically purchase instruments in three phases during their commercialization cycle: first, instruments necessary to support internal assay development; second, instruments for sales force demonstrations; and finally, instruments for resale to their customers. As a result, most of our system placements are highly dependent on the continued commercial success of our strategic partners and can fluctuate from quarter to quarter as our strategic partners move from phase to phase. We expect this trend to continue for the foreseeable future.

Our assay products are sometimes sold to large customers. The ordering and consumption patterns of these customers can fluctuate, affecting the timing or shipments and revenue recognition. In addition, certain products assist in the diagnosis of illnesses that are seasonal, and customer orders can fluctuate for this reason.

Because of the effect of bulk purchases and the introduction of seasonal components to our assay menus, we experience fluctuations in the percentage of our quarterly revenues derived from our highest margin items, consumables, royalties and assays. Our gross margin percentage is highly dependent upon the mix of revenue components each quarter. These fluctuations contribute to the variability and lack of predictability of both gross margin percentage and total gross profit from quarter to quarter. We expect this trend to continue for the foreseeable future.

Due to the early stage of the market for molecular tests, projected growth scenarios for LMD are highly volatile and are based on a number of underlying assumptions that may or may not prove to be valid, including the performance of strategic partners that distribute LMD products.

Our success depends significantly on the establishment and maintenance of successful relationships with our strategic partners. Currently, a limited number of strategic partners constitute a majority of our revenue and the loss of any one of these partners could have a material adverse effect on our business, financial condition and results of operations.

The development and commercialization of our xMAP technology is highly dependent on our ability to establish successful strategic relationships with a number of partners. For the three months ended March 31, 2008, we had 31 strategic partners submitting royalties as compared to 32 for the three months ended March 31, 2007. Two customers, Bio-Rad Laboratories, Inc. and One Lambda, Inc., accounted for 32% of consolidated total revenue in the first quarter of 2008 (17% and 15%, respectively). For comparative purposes, these same two customers accounted for 35% of total revenue (23% and 12%, respectively) in the three months ended March 31, 2007. No other customer accounted for more than 10% of total revenue during the three months ended March 31, 2008. As of December 31, 2007, we had 30 strategic partners who were paying royalties and had either developed products using the Luminex platform or were reselling our products. Furthermore, for the year ended December 31, 2007, two partners collectively represented 35% of total revenue (Bio-Rad Laboratories, Inc. - 20%; One Lambda, Inc. - 15%). We had two additional partners who individually represented 5% or more of our total revenue and collectively represented 13% of our revenue for the year ended December 31, 2007. In total, for the year ended December 31, 2007, we had five partners who represented 52% of our total revenue. For comparative purposes for the year ended December 31, 2006, two partners individually represented greater than 10% of our revenue and collectively represented 34% of our total revenue. We had four additional partners who individually represented 5% or more of our total revenue and collectively represented 27% of our revenue for the year ended December 31, 2006. In total, for the year ended December 31, 2006, we had six partners who represented 61% of our total revenue. The loss of any of our significant strategic partners, or any of our significant customers, could have a material adverse effect on our growth and future results of operations. LMD is dependent on a few significant customers with respect to sales of its genetic test kits. If any significant customer discontinues its relationship with LMD for any reason, or reduces or postpones current or expected purchase commitments for LMD’s products, LMD’s results from operations could be materially adversely affected.

Delays in implementation, delays in obtaining regulatory approval, changes in strategy or the financial difficulty of our strategic partners for any reason could have a material adverse effect on our business, financial condition and results of operations.

Our ability to enter into agreements with additional strategic partners depends in part on convincing them that our technology can help achieve and accelerate their goals or efforts. We will expend substantial funds and management efforts, including through LBG and LMD, with no assurance that any additional strategic relationships will result. We cannot assure you that we will be able to negotiate additional strategic agreements in the future on acceptable terms, if at all, or that current or future strategic partners will not pursue or develop alternative technologies either on their own or in collaboration with others. Some of the companies we are targeting as strategic partners offer products competitive with our xMAP technology, which may hinder or prevent strategic relationships. Termination of strategic relationships, or the failure to enter into a sufficient number of additional agreements on favorable terms, could reduce sales of our products, lower margins on our products and limit the creation of market demand and acceptance.

In addition, we have entered into non-exclusive relationships with most of our existing strategic partners. The lack of exclusivity could deter existing strategic partners from commercializing xMAP technology and may deter new strategic partners from entering into agreements with us.

A significant portion of our future revenues will come from sales of our systems and the development and sale of bioassay kits utilizing our technology by our strategic partners and from use of our technology by our strategic partners in performing services offered to third parties. We believe that our strategic partners will have economic incentives to develop and market these products, but we cannot accurately predict future sales and royalty revenues because most of our existing strategic partner agreements do not include minimum purchase requirements or royalty commitments. In addition, we have no control with respect to our strategic partners’ sales personnel and how they prioritize products based on xMAP technology nor can we control the timing of the release of products by our strategic partners. The amount of these revenues depends on a variety of factors that are outside our control, including the amount and timing of resources that current and future strategic partners devote to develop and market products incorporating our technology. Further, the development and marketing of certain bioassay kits will require our strategic partners to obtain governmental approvals, which could delay or prevent their commercialization efforts. If our current or future strategic partners do not successfully develop and market products based on our technology and obtain necessary government approvals, our revenues from product sales and royalties will be significantly reduced.

If the FDA or other governmental laws and regulations change in ways that we do not anticipate and we fail to comply with those regulations that affect our business, we could be subject to enforcement actions, injunctions and civil and criminal penalties or otherwise be subject to increased costs that could delay or prevent marketing of our products.

The production, testing, labeling, marketing and distribution of our products for some purposes and products based on our technology are subject to governmental regulation by the United States Food and Drug Administration (FDA) and by similar agencies in other countries. Some of our products and products based on our technology for in vitro diagnostic purposes are subject to clearance by the FDA prior to marketing for commercial use. To date, eight strategic partners have obtained such clearances. Others are anticipated. The process of obtaining necessary FDA clearances can be time-consuming, expensive and uncertain. Further, clearance may place substantial restrictions on the indications for which the product may be marketed or to whom it may be marketed. In addition, because some of our products employ laser technology, we are also required to comply with FDA requirements relating to radiation performance safety standards (21 CFR 1040.1 and 1040.11).

Periodically the FDA issues guidance documents that represent the FDA’s current thinking on a topic. These issues are initially issued in draft form prior to final rule generally with enforcement discretion for some grace period of time. Changes made through this process may impact the release status of products offered and our ability to market those products affected by the change.

For example, the FDA released on September 14, 2007 the final document “Guidance for Industry and FDA Staff Commercially Distributed Analyte Specific Reagents (ASRs): Frequently Asked Questions.” This guidance may limit or delay distribution of assays on our platform, including assays developed and distributed by LMD, to the extent additional regulatory clearance is required prior to distribution. The final document was released with an enforcement discretion period of one year from date of issue.

Cleared medical device products are subject to continuing FDA requirements relating to, among others, manufacturing quality control and quality assurance, maintenance of records and documentation, registration and listing, import/export, adverse event and other reporting, distribution, labeling and promotion and advertising of medical devices. Our inability, or the inability of our strategic partners, to obtain required regulatory approval or clearance on a timely or acceptable basis could harm our business. In addition, failure to comply with applicable regulatory requirements could subject us or our strategic partners to regulatory enforcement action, including warning letters, product seizures, recalls, withdrawal of clearances, restrictions on or injunctions against marketing our products or products based on our technology, and civil and criminal penalties.

Medical device laws and regulations are in effect within the United States and also in many countries outside the United States. These range from comprehensive device clearance requirements for some or all of our medical device products to requests for product data or certifications to the hazardous material content of our products. As part of the European Council Directive 2002/96 of February 13, 2003 (WEEE), we are expected to comply with certain requirements regarding the collection, recycling and labeling of our products containing electronic devices beginning on August 13, 2005 in each of the European Union, or EU, member states where our regulated products are distributed. While we are taking steps to comply with the requirements of WEEE, we cannot be certain that we will comply with the national stage implementation of WEEE in all member states. Our products are currently exempt from the European Council Directive 2002/95 of January 27, 2003, Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (RoHS), which requires the removal of certain specified hazardous substances from certain products beginning July 1, 2006 in each of the member states. However, the EU has indicated that it may, and it is generally expected it will, include medical devices, including some of our products, under the jurisdiction of RoHS. If this exemption is revoked, it could result in increased costs to us and we cannot assure you we will ultimately be able to comply with RoHS or related requirements in other jurisdictions. In addition, the State of California adopted the Electronic Waste Recycling Act, effective January 1, 2007, which requires the California Department of Toxic Substances Control to adopt regulations to prohibit the sale of electronic devices in California if they are also prohibited from sale in the EU under the RoHS directive because they contain certain heavy metals. The number and scope of these requirements are increasing and we will likely become subject to further similar laws in other jurisdictions. Failure to comply with applicable federal, state and foreign medical device laws and regulations may harm our business, financial condition and results of operations. We are also subject to a variety of other laws and regulations relating to, among other things, environmental protection and workplace health and safety.

Our strategic partners and customers expect our organization to operate on an established quality management system compliant with FDA Quality System Regulations and industry standards, the In Vitro Diagnostic Directive 98/79/EC of 27 October 1998 (“Directive”) as implemented nationally in the EU member states and industry standards, such as ISO 9000. We became ISO 9001:2000 certified in March 2002 and self-declared our Luminex 100 and Luminex 200 devices are in conformity with Article 1, Article 9, Annex I (Essential Requirements), and Annex III, and the additional provisions of the Directive as of December 7, 2003. Subsequent audits are carried out annually to ensure we maintain our system in substantial compliance with ISO and other applicable regulations and industry standards. We became ISO 13485:2003 and Canadian Medical Device Conformity Assessment System (CMDCAS) certified in July 2005. In August 2006 a Level II QSIT contract inspection was conducted in accordance with CPGM 7382.845, Inspection of Medical Device Manufacturers, PAC 82845B, Medical Device Level II Inspections pursuant to the FDA Dallas District Office FY 06 Workplan and the DSHS Drugs & Medical Device Group FY 06 Workplan. The inspection is “closed” under 21 C.F.R. 20.64 (d) (3) and the Establishment Inspection Report No. 3002524000 provided in accordance with the FOIA and 21 C.F.R. Part 20. No DSHS form E-14 or FDA form 483 was issued. Failure to maintain compliance with FDA, CMDCAS and EU regulations and other medical device laws, or to obtain applicable registrations where required, could reduce our competitive advantage in the markets in which we compete and also decrease satisfaction and confidence levels with our partners.

If our technology and products do not become widely used in the life sciences industry, it is unlikely that we can maintain or increase profitability.

Life sciences companies have historically conducted biological tests using a variety of technologies, including bead-based analysis. In certain testing areas, our xMAP technology is relatively new and unproven, and the use of our technology by life sciences companies is limited. The commercial success of our technology depends upon its widespread adoption as a method to perform bioassays. In order to be successful, we must convince potential partners to utilize our system instead of competing technologies. Market acceptance depends on many factors, including our ability to:

-	convince prospective strategic partners and customers that our technology is an attractive alternative to other technologies for pharmaceutical, research, clinical, biomedical and genetic testing and analysis;

-	encourage these partners to develop and market products using our technology;

-	manufacture products in sufficient quantities with acceptable quality and at an acceptable cost;

-	obtain and maintain sufficient pricing and royalties from partners on such Luminex products; and

-	place and service sufficient quantities of our products, including the ability to provide the level of service required in the mainstream clinical diagnostics market segment.

Because of these and other factors, our products may not gain or sustain sufficient market acceptance to again achieve, maintain or increase profitability.

Our reliance on strategic partners to market our products makes forecasting difficult.

Primarily as a result of our reliance on partner performance, it is difficult to accurately forecast future operating results. Our operating expenses are largely based on anticipated revenue trends, and a high percentage of our expenses are, and will continue to be, fixed in the short-term. The level of our revenues depends upon the rate and timing of the adoption of our technology as a method to perform bioassays. In addition, we currently anticipate that the vast majority of future sales of our products and products incorporating our technology will be made by our strategic partners. For the following reasons, estimating the timing and amount of sales of these products that may be made by our strategic partners is particularly difficult:

-	We have no control over the timing or extent of product development, marketing or sale of our products by our strategic partners.

-	Most of our strategic partners are not committed to minimum purchase commitments, and we do not control the incentives provided by our strategic partners to their sales personnel.

-	A significant number of our strategic partners intend to produce clinical diagnostic applications that may need to be approved by the FDA, or other regulatory bodies in jurisdictions outside of the United States.

-	Certain strategic partners may have unique requirements for their applications and systems. Assisting the various strategic partners may strain our research and development and manufacturing resources. To the extent that we are not able to timely assist our strategic partners, the commercialization of their products will likely be delayed.

-	Certain strategic partners may fail to deliver products that satisfy market requirements, or such products may fail to perform properly.

-	We have limited access to partner confidential corporate information. A sudden unexpected change in ownership, strategy or other material event could adversely impact partner purchases of our products.

The life sciences industry is highly competitive and subject to rapid technological change, and we may not have the resources necessary to compete successfully.

We compete with companies in the United States and abroad that are engaged in the development and production of similar products. We will continue to face intense competition from existing competitors and other companies seeking to develop new technologies. Many of our competitors have access to greater financial, technical, scientific, research, marketing, sales, distribution, service and other resources than we do. These companies may develop technologies that are superior alternatives to our technologies or may be more effective at commercializing their technologies in products.

The life sciences industry is characterized by rapid and continuous technological innovation. We may need to develop new technologies for our products to remain competitive. One or more of our current or future competitors could render our present or future products obsolete or uneconomical by technological advances. In addition, the introduction or announcement of new products by us or others could result in a delay of or decrease in sales of existing products, as we await regulatory approvals and as customers evaluate these new products. We may also encounter other problems in the process of delivering new products to the marketplace, including products from LBG and LMD, such as problems related to design, development or manufacturing of such products, and as a result we may be unsuccessful in selling such products. Our future success depends on our ability to compete effectively against current technologies, as well as to respond effectively to technological advances by developing and marketing products that are competitive in the continually changing technological landscape.

Our success depends on our ability to service and support our products directly or in collaboration with our strategic partners.

To the extent that we or our strategic partners fail to maintain a high quality level of service and support for xMAP technology products, there is a risk that the perceived quality of our xMAP technology products will be diminished in the marketplace. Likewise, we may fail to provide the level, quantity or quality of service expected by the marketplace. This could result in slower adoption rates and lower than anticipated utilization of xMAP products which could have a material adverse affect on our business, financial condition and results of operations.

The property rights we rely upon to protect the technology underlying our products may not be adequate to maintain market exclusivity. Inadequate intellectual property protection could enable third parties to exploit our technology or use very similar technology and could reduce our ability to distinguish our products in the market.

Our success depends, in part, on our ability to obtain, protect and enforce patents on our technology and products and to protect our trade secrets, including the intellectual property of entities we may acquire. Any patents we own may not afford full protection for our technology and products. Others may challenge our patents and, as a result, our patents could be narrowed or invalidated. In addition, our current and future patent applications may not result in the issuance of patents in the United States or foreign countries. Competitors may develop products that are not covered by our patents. Further, there is a substantial backlog of patent applications at the U.S. Patent and Trademark Office and certain patent offices in foreign jurisdictions, and the approval or rejection of patent applications may take several years.

We have obtained 62 patents in the United States and foreign jurisdictions directed to various aspects and applications of our products and technology. We have 196 pending applications in the United States and foreign jurisdictions. In Japan, due to a procedural omission, we are unable to obtain patent protection for our method of “real time” detection and quantification of multiple analytes from a single sample on our platform technology similar to the protection we have obtained in the United States. Although we are pursuing patent protection in Japan for other aspects of our technology and products, we may not be able to prevent competitors from developing and marketing technologies and products similar to our xMAP technology in Japan. We also have patents covering key aspects of xTAGtm technology utilized in LMD’s assay products.

We require our employees, consultants, strategic partners and other third parties to execute confidentiality agreements. Our employees and third-party consultants also sign agreements requiring that they assign to us their interests in inventions and original expressions and any corresponding patents and copyrights arising from their work for us. In addition, we have implemented a patent process to file patent applications on our key technology. However, we cannot guarantee that these agreements or this patent process will provide us with adequate protection against improper use of our intellectual property or disclosure of confidential information. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Further, others may independently develop substantially equivalent proprietary technology, techniques and products or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market.

In order to protect or enforce our patent rights, we may have to initiate legal proceedings against third parties, such as infringement suits or interference proceedings. These legal proceedings could be expensive, take significant time and/or divert management’s attention from other business concerns. These proceedings may cause us to lose the benefit of some of our intellectual property rights, the loss of which may inhibit or preclude our ability to exclude certain competitors from the market. We also may provoke these third parties to assert claims against us. The patent position of companies like ours generally is highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. No consistent policy has emerged from the U.S. Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents like ours.

Our success depends partly on our ability to operate without infringing on or misappropriating the proprietary rights of others.

We have been (and from time to time we may be) notified that third parties consider their patents or other intellectual property relevant to our products. We may be sued for infringing the intellectual property rights of others, including claims with respect to intellectual property of entities we may acquire. We are currently party to such a suit with The Research Foundation of the State University of New York as described in our Quarterly Report on Form 10-Q for the period ended March 31, 2008 incorporated by reference in this prospectus supplement. In addition, we may find it necessary, if threatened, to initiate a lawsuit seeking a declaration from a court that we do not infringe on the proprietary rights of others or that their rights are invalid or unenforceable. Intellectual property litigation is costly, and, even if we prevail, the cost of such litigation could affect our profitability. Furthermore, litigation is time consuming and could divert management’s attention and resources away from our business. If we do not prevail in any litigation, we may have to pay damages and could be required to stop the infringing activity or obtain a license. Any required license may not be available to us on acceptable terms, if at all. Moreover, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to sell some of our products, which could have a material adverse affect on our business, financial condition and results of operations.

We require collaboration with other organizations in obtaining relevant biomarkers, access to oligonucleotides and enzymes that are patented or controlled by others. If we cannot continue to obtain access to these areas or identify freedom to operate opportunities this could affect our future sales and profits.

We have only produced our products in limited quantities, and we may experience problems in scaling our manufacturing operations or delays or component shortages that could limit the growth of our revenue.

To date, we have produced our products in limited quantities relative to the quantities necessary to achieve desired revenue growth. We may not be able to produce sufficient quantities or maintain consistency between differing lots of consumables. If we encounter difficulties in scaling our manufacturing operations as a result of, among other things, quality control and quality assurance and availability of component and raw material supplies, we will likely experience reduced sales of our products, increased repair or re-engineering costs due to product returns and defects and increased expenses due to switching to alternate suppliers, any of which would reduce our revenues and gross margins.

We presently outsource certain aspects of the assembly of our systems to contract manufacturers. Because of a long lead-time to delivery, we are required to place orders for a variety of items well in advance of scheduled production runs. We recently increased our flexibility to purchase strategic components within shorter lead times by entering into supply agreements with the suppliers of these components. Although we attempt to match our parts inventory and production capabilities to estimates of marketplace demand, to the extent system orders materially vary from our estimates, we may experience continued constraints in our systems production and delivery capacity, which could adversely impact revenue in a given fiscal period. Should our need for raw materials and components used in production continue to fluctuate, we could incur additional costs associated with either expediting or postponing delivery of those materials. In an effort to control costs, during the last quarter of 2005 we implemented a lean production system. Managing the change from discrete to continuous flow production requires time and management commitment. Lean initiatives and limitations in our supply chain capabilities may result in part shortages that delay shipments and cause fluctuations in revenue in a given period.

We currently purchase certain key components of our product line from a limited number of outside sources and may only be available through a limited number of providers. We do not have agreements with all of our suppliers. Our reliance on our suppliers and contract manufacturers exposes us to risks including:

-	the possibility that one or more of our suppliers or our assemblers that do not have supply agreements with us could terminate their services at any time without penalty;

-	the potential obsolescence and/or inability of our suppliers to obtain required components;

-	the potential delays and expenses of seeking alternate sources of supply or manufacturing services;

-	the inability to qualify alternate sources without impacting performance claims of our products;

-	reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternate suppliers or assemblers; and

-	increases in prices of raw materials and key components.

Consequently, in the event that supplies of components or work performed by any of our assemblers are delayed or interrupted for any reason, our ability to produce and supply our products could be impaired.

The capital spending policies of our customers has a significant effect on the demand for our products.

Our customers include clinical diagnostic, pharmaceutical, biotechnological, chemical and industrial companies, and the capital spending policies of these companies can have a significant effect on the demand for our products. These policies are based on a wide variety of factors, including governmental regulation or price controls, the resources available for purchasing research equipment, the spending priorities among various types of analytical equipment and the policies regarding capital expenditures during recessionary periods. Any decrease in capital spending by life sciences companies could cause our revenues to decline. As a result, we are subject to significant volatility in revenue. Therefore, our operating results can be materially affected (negatively and positively) by the spending policies and priorities of our customers.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage.

Our business exposes us to potential product liability claims that are inherent in the testing, production, marketing and sale of biotechnological, human (including genetic) diagnostic and therapeutic products. Although we believe that we are reasonably insured against these risks and we generally have limited indemnity protections in our supplier agreements, there can be no assurance that we will be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. A product liability claim in excess of our insurance coverage or claim that is outside or exceeds our indemnity protections in our supplier agreements or a recall of one of our products would have to be paid out of our cash reserves.

If third-party payors increasingly restrict payments for healthcare expenses or fail to adequately pay for multi-analyte testing, we may experience reduced sales which would hurt our business and our business prospects.

Third-party payors, such as government entities and healthcare programs, health maintenance organizations and private insurers, are continually seeking to reduce healthcare expenses. The federal government has also recently reduced the funding for certain government sponsored healthcare programs which has caused these third party payors to seek further reduction in medical expenses. These reductions may decrease demand for our products and the price we can charge. Increasingly, Medicaid and other third-party payors are challenging the prices charged for medical services, including clinical diagnostic tests. They are also attempting to contain costs by limiting coverage and the reimbursement level of tests and other healthcare products. In addition, cost containment initiatives by governmental or educational entities or programs may reduce funding for genetic research and development activities and retard the growth of the genetic testing marketing. Without adequate coverage and reimbursement, consumer demand for tests will decrease. Decreased demand could cause sales of our products, and sales and services by our strategic partners, to fall. In addition, decreased demand could place pressure on us, or our strategic partners, to lower prices on these products or services, resulting in lower margins. Reduced sales or margins by us, or our strategic partners, would hurt our business, profitability and business prospects.

We may in the future incur substantial debt that could restrict our operations.

We may incur indebtedness in the future for, among other purposes, funding operating expenses and/or costs related to future expansions and acquisitions. This indebtedness could have adverse consequences on us, including:

-	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

-	limiting our ability to borrow additional funds for working capital, capital and research and development expenditures, acquisitions and general corporate or other purposes; and

-	exposing us to interest rate risk.

To the extent incurred, our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on indebtedness instead of for other corporate purposes, including funding future expansion of our business and ongoing capital expenditures. Our ability to repay or refinance our debt depends on our successful financial and operating performance. Our financial and operating performance depends upon a number of factors, many of which are beyond our control, as further described in these “Risk Factors.”

We may be unsuccessful in implementing our acquisition strategy. We may face difficulties integrating acquired entities with our existing businesses.

Acquisitions of assets or entities designed to accelerate the implementation of our strategic plan are an element of our long-term strategy. We may be unable to identify and complete appropriate future acquisitions in a timely manner and no assurance can be provided that the market price of potential business acquisitions will be acceptable. In addition, many of our competitors have greater financial resources than we have and may be willing to pay more for these businesses or selected assets. In the future, should we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain the financing, if necessary, for these acquisitions on terms favorable to us. Generally, potential acquisitions pose a number of risks, including, among others, that:

-	we may not be able to accurately estimate the financial effect of acquisitions on our business;

-	future acquisitions may require us to assume liabilities, incur large and immediate write-offs, issue capital stock potentially dilutive to our stockholders or spend significant cash or may result in a decrease in our future operating income or operating margins;

-	we may be unable to realize the anticipated benefits and synergies from acquisitions as a result of inherent risks and uncertainties, including difficulties integrating acquired businesses or retaining their key personnel, partners, customers or other key relationships, entering market segments in which we have no or limited experience, and risks that acquired entities may not operate profitably or that acquisitions may not result in improved operating performance; and

-	acquisitions and subsequent integration of these companies may disrupt our business and distract our management from other responsibilities.

Other risks of integration include:

-	disparate information technology, internal control, financial reporting and record-keeping systems;

-	differences in accounting policies, including those requiring judgment or complex estimation processes;

-	new partners or customers who may operate on terms and programs different than ours;

-	additional employees not familiar with our operations;

-	facilities or operations in remote locations or potentially foreign jurisdictions and the inherent risks of operating in unfamiliar legal and regulatory environments; and

-	new products, including the risk that any underlying intellectual property associated with such products may not have been adequately protected or that such products may infringe on the proprietary rights of others.

We rely on the innovation and resources of larger industry participants and public programs to advance genomic research and educate physicians/clinicians on genetic diagnostics.

The linkages between genetic anomalies that our products detect and the underlying disease states are not always fully medically correlated. Additionally, the availability of correlated genetic markers is dependent on significant investment in genomic research, often funded through public programs for which there are no assurances of on-going support. Should any government limit patent rights to specific genetic materials, private investment in this area could also be significantly curtailed. In addition, the adoption of genetic diagnostics is dependent to a great extent on the education and training of physicians and clinicians. We do not have the resources to undertake such training, and are relying on larger industry participants and professional medical colleges to establish, communicate and educate physicians and clinicians on best practices related to genetic diagnostics.

We are subject to evolving legislative, judicial and ethical standards on use of technology and biotechnology.

The adoption of genetic testing is occurring within the broader context of a myriad of decisions related to genetic patenting and genotyping. Issues associated with health insurance, data access, intellectual property protection, national and international legislative initiatives and other variables may have a significant impact on the wide spread adoption of genetic testing or on specific segments or tests within the genetic testing market.

Our operating results may be affected by current economic and political conditions.

The ongoing uncertainty in the domestic and global finance markets and events in the Middle East and concern for future terrorist attacks leave many economic and political uncertainties. Furthermore, foreign stock markets have been volatile and equally sensitive to global geopolitical concerns and terrorist threats. These uncertainties could adversely affect our business and revenues in the short or long term in ways that cannot presently be predicted.

International business operations create additional operational and legal risk.

Our operations outside the United States are subject to additional risks, including:

-	changes in or interpretations of foreign law that may adversely affect our ability to sell our products, perform services or repatriate profits to the United States;

-	the imposition of tariffs;

-	hyperinflation or economic or political instability in foreign countries;

-	imposition of limitations on or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

-	conducting business in places where business practices and customs are unfamiliar and unknown;

-	the imposition of restrictive trade policies, including export restrictions;

-	worldwide political conditions;

-	the imposition of inconsistent laws or regulations;

-	the imposition or increase of investment requirements and other restrictions by foreign governments;

-	longer collection cycles for account receivables;

-	uncertainties relating to foreign laws, including labor laws, and legal proceedings;

-	currency exchange rate risks;

-	having to comply with a variety of U.S. laws, including the Foreign Corrupt Practices Act; and

-	having to comply with U.S. export control regulations and policies that restrict our ability to communicate with non-U.S. employees and supply foreign affiliates, partners and customers.

Our success depends on our ability to attract and retain our management and staff.

We depend on the principal members of our management and scientific staff, including our chief executive officer, Patrick Balthrop, and our operations, marketing, research and development, technical support, technical service and sales staff. The loss of services of key members of management could delay or reduce our product development, marketing and sales and technical support efforts. In addition, recruiting and retaining qualified scientific and other personnel to perform research and development, technical support, technical service and marketing and sales work will be critical to our success. There is a shortage in our industry of qualified management and scientific personnel, and competition for these individuals is intense. There can be no assurance that we will be able to attract additional and retain existing personnel necessary to achieve our business objectives.

Risks Related to This Offering

Sales of a significant number of shares of our common stock in the public markets, or the perception of such sales, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets and the availability of those shares for sale could adversely affect the market price of our common stock. In addition, future issuances of equity securities, including pursuant to outstanding options, could dilute the interests of our existing stockholders, including you, and could cause the market price of our common stock to decline. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

Our stock price has been and is likely to continue to be volatile, which could cause the value of your investment to decline.

The trading price of our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in price. This volatility is in response to various factors, many of which are beyond our control, including:

-	actual or anticipated variations in quarterly operating results from historical results or estimates of results prepared by securities analysts;

-	announcements of technological innovations or new products or services by us or our competitors;

-	announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

-	conditions or trends in the life science, biotechnology and pharmaceutical industries;

-	additions or departures of key personnel;

-	changes in financial estimates by securities analysts;

-	general economic conditions and interest rates;

-	instability in the United States and other financial markets and the ongoing and possible escalation of unrest in the Middle East, other armed hostilities or further acts or threats of terrorism in the United States or elsewhere;

-	sales of our common stock; and

-	the potential adverse impact of the secondary trading of our stock on foreign exchanges which are subject to less regulatory oversight than the NASDAQ Global Market, without our permission, and the activity of the market makers of our stock on such exchanges, including the risk that such market makers may engage in naked short sales and/or other deceptive trading practices which may artificially depress or otherwise affect the price of our common stock on the NASDAQ Global Market.

In addition, the stock market in general, and the NASDAQ Global Market and the market for technology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources. As a result of these factors, among others, the value of your investment may decline, and you may be unable to sell your shares of our common stock at or above the offering price.

We do not pay dividends on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Our ability to declare dividends may also from time to time be limited by the terms of our credit facility. Because we do not anticipate paying cash dividends for the foreseeable future, holders of our common stock will not realize a return on their investment unless the trading price of our common stock appreciates, which we cannot assure.

Anti-takeover provisions in our restated certificate of incorporation, bylaws and stockholder rights plan and Delaware law could make a third party acquisition of us difficult.

Our restated certificate of incorporation, bylaws and stockholder rights plan contain provisions that could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our stockholders) and for holders of our securities to receive any related takeover premium for their securities. We are also subject to certain provisions of Delaware law that could delay, deter or prevent a change in control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. See “Description of Common Stock” in the accompanying prospectus.

We may invest or spend the proceeds in this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering for general corporate purposes, which include research and development, potential acquisitions of, or investments in companies and technologies that complement our business, capital expenditures and additions to working capital. However, we will retain broad discretion over the use of the proceeds from this offering and may use them for purposes other than those contemplated at the time of this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

If you purchase our common stock in this offering, you may incur immediate and substantial dilution in the book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value will immediately be less than the offering price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because many of our earlier investors paid less than the current offering price when they purchased their shares. Investors purchasing common stock in this offering will incur immediate dilution of approximately $15.76 per share of common stock. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. Investors will incur additional dilution upon the exercise of stock options or other equity-based awards under our equity incentive plans. In addition, if we issue additional shares, including options, warrants, preferred stock or other convertible securities, in the future to acquired entities and their equityholders, our business associates, or other strategic partners or in follow-on public and private offerings, the newly issued shares will further dilute your percentage ownership of our company.

USE OF PROCEEDS

The net proceeds from the sale of the 3,500,000 shares of common stock by us will be approximately $64.5 million, or approximately $74.3 million if the underwriters exercise their over-allotment option in full, based on an offering price to public of $19.91 per share and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, which include research and development, potential acquisitions of, or investments in, companies and technologies that complement our business, capital expenditures and additions to working capital. Pending the application of funds as described above, we will invest the net proceeds from this offering in U.S. government obligations, bank deposits or other secure, short-term investments.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the NASDAQ Global Market under the symbol “LMNX.” The following table sets forth the high and low sales prices of the common stock for the periods indicated, as reported by the NASDAQ Global Market.

2006	High	Low

First Quarter	$15.48	$11.55
Second Quarter	$18.03	$12.83
Third Quarter	$20.19	$14.41
Fourth Quarter	$20.75	$11.82

2007	High	Low

First Quarter	$16.82	$12.08
Second Quarter	$14.71	$11.44
Third Quarter	$17.30	$11.62
Fourth Quarter	$17.77	$14.11

2008	High	Low

First Quarter	$20.48	$14.75
Second Quarter (through June 24, 2008)	$23.09	$18.00

On June 24, 2008, the closing price of our common stock, as reported by the NASDAQ Global Market, was $19.91 per share. On that date, there were approximately 620 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock and, while this policy is subject to periodic review by our board of directors, we currently intend to retain any earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. Our ability to declare dividends may also from time to time be limited by the terms of our existing or future credit facilities.

CAPITALIZATION

You should read this table in conjunction with our historical financial statements, and the notes thereto contained in this prospectus supplement or incorporated herein by reference.

The following table sets forth our capitalization as of March 31, 2008:

• on an actual basis; and

• on an as adjusted basis to reflect the issuance and sale of 3,500,000 shares of our common stock by us in this offering at a public offering price of $19.91 per share, less underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

	As of
	March 31, 2008
	Actual	As Adjusted
	(unaudited)
	(in thousands)

Cash and cash equivalents	$26,360	$90,864

Long-term debt	3,566	3,566

Stockholders’ equity:
Common stock	35	39
Additional paid-in capital	193,223	257,723
Accumulated other comprehensive gain	48	48
Accumulated deficit	(88,931)	(88,931)

Total stockholders’ equity	104,375	168,879

Total capitalization	$107,941	$172,445

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial data included elsewhere in this prospectus supplement, as well as our historical audited financial statements and the related notes thereto which are incorporated by reference in this prospectus supplement. The consolidated results of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from the audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2007 and incorporated by reference in this prospectus supplement. The consolidated results of operations data for the three months ended March 31, 2007 and 2008 and the consolidated balance sheet data as of March 31, 2008 have been derived from our unaudited condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and incorporated by reference in this prospectus supplement. The consolidated results of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 is derived from the audited consolidated financial statements for these years which are not included or incorporated by reference herein.

								Three Months
								Ended
	Year Ended December 31,							March 31,
	2003	2004	2005	2006		2007		2007	2008
								(unaudited)
	(in thousands, except per share data)

Consolidated Results of Operations Data:
Total revenue	$26,292	$35,880	$42,313	$52,989			$75,010	$16,607	$23,012
Cost of revenue	16,462	21,158	19,992	20,737			28,916	6,251	7,755

Gross profit	9,830	14,722	22,321	32,252			46,094	10,356	15,257
Research and development expense	3,207	3,802	5,600	8,673			15,383	2,705	4,431
Selling, general and administrative expense	13,098	15,084	20,217	24,160			40,729	8,023	12,094
In-process research and development expense	—	—	—	—			7,400	—	—

Total operating expenses	16,305	18,886	25,817	32,833			63,512	10,728	16,525

Loss from operations	(6,475)	(4,164)	(3,496)	(581	)(1)		(17,418)	(372)	(1,268)
Interest expense from long-term debt	—	—	—	—			(513)	(84)	(135)
Other income, net	426	572	1,174	2,108			1,665	606	320
Settlement of litigation	1,840	—	(322)	—			11,500	—	—
Gain on settlement of liability	—	—	—	—			2,345	—	—

Income (loss) before income taxes	(4,209)	(3,592)	(2,644)	1,527			(2,421)	150	(1,083)
Income taxes	—	(13)	(22)	(20)			(290)	(14)	(83)

Net income (loss)	(4,209)	(3,605)	(2,666)	1,507	(1)		(2,711)	136	(1,166)

Net income (loss) per common share, basic	$(.14)	$(.12)	$(.09)	$.05	(1)		$(.08)	$.00	$(.03)

Net income (loss) per common share, diluted	$(.14)	$(.12)	$(.09)	$.05	(1)	$	.(08)	$.00	$(.03)

Shares used in computing net income (loss) per share, basic	29,814	30,698	30,990	31,434			34,361	31,970	35,422
Shares used in computing net income (loss) per share, diluted	29,814	30,698	30,990	32,988			34,361	33,077	35,422

(1) As discussed in Note 14 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007, effective January 1, 2006, we changed our method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123(R) “Share-Based Payment.”

						As of
	As of December 31,					March 31,
	2003	2004	2005	2006	2007	2008
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$39,480	$19,238	$25,206	$27,414	$27,233	$26,360
Short-term investments	—	12,891	10,947	10,956	6,944	7,924
Long-term investments	—	3,991	5,466	7,346	—	—
Working capital	45,522	40,823	39,364	44,179	40,801	43,261
Total assets	53,294	53,175	58,035	66,696	123,559	124,009
Total long-term debt	—	—	—	—	2,976	3,566
Total stockholders’ equity	44,835	44,546	44,710	54,159	103,480	104,375

FORWARD-LOOKING STATEMENTS

This prospectus supplement, including the accompanying prospectus and the documents incorporated by reference herein and therein, contains statements that are forward-looking statements as defined within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements give our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus supplement or the accompanying prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “projects,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are based on our current plans and actual future activities, and our results of operations may be materially different from those set forth in the forward-looking statements as a result of known or unknown risks and uncertainties, including, among other things:

•	risks and uncertainties relating to market demand and acceptance of our products and technology,

•	dependence on strategic partners for development, commercialization and distribution of products,

•	concentration of our revenue in a limited number of strategic partners,

•	fluctuations in quarterly results due to a lengthy and unpredictable sales cycle and bulk purchases of consumables,

•	our ability to scale manufacturing operations and manage operating expenses, gross margins and inventory levels,

•	potential shortages of components,

•	competition,

•	our ability to successfully launch new products,

•	the timing of regulatory approvals,

•	the implementation, including any modification, of our strategic operating plans,

•	the uncertainty regarding the outcome or expense of any litigation brought against us,

•	risks relating to our foreign operations, and

•	risks and uncertainties associated with implementing our acquisition strategy and the ability to integrate acquired companies, including Luminex Molecular Diagnostics, or selected assets into our consolidated business operations, including the ability to recognize the benefits of our acquisitions.

Many of these risks, uncertainties and other factors are beyond our control and are difficult to predict. New factors may also emerge from time to time that could adversely affect our business. It is not possible for us to predict all of the factors that may from time to time affect our business or to assess the potential impact of each such factor. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made, and, except to fulfill our obligations under the United States securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. We qualify all of the information presented in this prospectus supplement and the accompanying prospectus (and the information incorporated by reference herein or therein) and particularly our forward-looking statements, by the cautionary statements described above and in the section of this prospectus supplement entitled “Risk Factors.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial information contained in this prospectus supplement, any free writing prospectus and the financial information, including the notes thereto, incorporated herein by reference. Additionally, the following information should be read in conjunction with “Risk Factors” contained in this prospectus supplement.

Overview

We develop, manufacture and sell proprietary biological testing technologies and products with applications throughout the life sciences and diagnostics industries. These industries depend on a broad range of tests, called bioassays, to perform diagnostic tests, discover and develop new drugs and identify genes. Our xMAP® technology, an open architecture, proprietary multiplexing technology, allows simultaneous analysis of up to 100 bioassays from a small sample volume, typically a single drop of fluid, by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within various segments of the life sciences industry which includes the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, protein analysis and biomedical research.

Our end-user customers and partners, which include laboratory professionals performing research, clinical laboratories performing tests on patients as ordered by a physician and other laboratories, have a fundamental need to perform high quality testing as efficiently as possible. We have adopted a business model built around strategic partnerships. We have licensed our xMAP technology to companies, who then develop products that incorporate the xMAP technology into products that they sell to the end-user. We develop and manufacture the proprietary xMAP laboratory instrumentation and the proprietary xMAP microspheres and sell these products to our partners. Our partners then sell xMAP instrumentation and xMAP-based reagent consumable products, which run on the instrumentation, to the end-user. We earn a contractually-determined royalty on the sales of these xMAP-based reagent consumable products. We were founded on this model, and much of our success to date has been due to this model. As of March 31, 2008, we had over 60 strategic partners, 30 of which have developed reagent-based products using our technology, and these partners had sold and placed 5,199 xMAP-based instruments in laboratories worldwide.

Beginning in 2006, we began developing proprietary assays through LBG. This development was supplemented by our March 1, 2007 acquisition of Tm Bioscience Corporation, which we refer to as Luminex Molecular Diagnostics, or LMD. Our newly formed Assay Segment is focusing on the molecular diagnostics market through LMD and in certain specialty markets through LBG.

We have several forms of revenue that result from this partner model:

•	System revenue is generated from the sale of our xMAP systems and peripherals. Currently, system revenue is derived from the sale of the Luminex 100 and 200 analyzers often coupled with an optional XY Platform and/or Sheath Delivery System. We currently expect the average system price to be between $25,000 and $30,000 in a given reporting period. This metric includes all configurations of our xMAP systems including refurbished systems, demonstration systems and modular components.
•	Consumable revenue is generated from the sale of our dyed polystyrene microspheres and sheath fluid. Our larger commercial and development partners often purchase these consumables in bulk to minimize the number of incoming qualification events and to allow for longer development and production runs.
•	Royalty revenue is generated when a partner sells a kit incorporating our proprietary microspheres to an end-user or when a partner utilizes a kit to provide a testing result to a user. End-users can include facilities such as testing labs, development facilities and research facilities that purchase prepared kits and have specific testing needs or testing service companies that provide assay results to pharmaceutical research companies or physicians.

•	Assay revenue is generated from the sale of our kits which are a combination of chemical and biological reagents and our proprietary bead technology used to perform diagnostic and research assays on samples. For the year ended December 31, 2007, assay revenue includes LMD revenue since March 1, 2007 as a result of our acquisition of LMD which was effective March 1, 2007. Assay revenue generated from LBG is also classified here. Previously, assay revenue generated from LBG was recorded in other revenue as it did not constitute a material amount of total revenue.
•	Service revenue is generated when a partner or other owner of a system purchases a service contract from us after the warranty has expired. Service contract revenue is amortized over the life of the contract and the costs associated with those contracts are recognized as incurred.
•	Other revenue consists of items such as training, shipping, parts sales, license revenue, grant revenue, contract research and development fees and milestone revenue and other items that individually amount to less than 5% of total revenue.

Acquisition of LMD

On March 1, 2007, we completed our acquisition of LMD for $49.4 million. Upon closing the acquisition, we exchanged 0.06 shares of our common stock for each outstanding share of common stock of Tm Bioscience, which resulted in the issuance of approximately 3.2 million shares of our common stock valued at $41.8 million. We retired debt of $13.2 million and incurred approximately $5.6 million of expense associated with advisors, consultants, and other transaction related costs.

First Quarter of 2008 Highlights

•	Consolidated revenue of over $23.0 million, representing a 39% increase over revenue for the first quarter of 2007, including the effects of the acquisition of LMD, and a 7% increase over revenue for the fourth quarter of 2007
•	Consolidated gross margin percentage of 66% for the quarter ended March 31, 2008
•	Cumulative worldwide system sales of 5,199 systems through March 31, 2008
•	FDA clearance of xTAGtm Respiratory Viral Panel, as of January 3, 2008
•	FDA clearance of the Luminex LX100/200 Instrument, as of March 7, 2008
•	Our partners reported over $53 million of royalty bearing end user sales on xMAP technology for the quarter ended March 31, 2008; this represents over $215 million on an annualized basis

2007 Highlights

•	We grew total revenue by approximately 42% over 2006 revenue of $53.0 million
•	Consolidated gross margin percentage of 61% for the year ended December 31, 2007, consistent with 2006
•	Record system shipments of 862 for the year ended December 31, 2007
•	Completion of the LMD acquisition
•	Settlement of Rules Based Medicine, Inc. (RBM) litigation for total proceeds to us of $12.5 million

Segment Information

We have two reportable segments: The Technology Segment and the Assay Segment. The Technology Segment, which is our base business, consists of system sales to partners, raw bead sales, royalties, service and support of the technology, and other miscellaneous items. The Assay Segment consists of LBG and LMD. This segment is primarily involved in the development and sale of assays on xMAP technology for use on our installed base of systems.

Future Operations

We expect 2008 revenue growth will be driven by continued adoption of our core technology coupled with assay introduction and commercialization by the Assay Segment. The anticipated continued shift in revenue concentration towards higher margin items, such as assays, consumables and royalties should provide favorable gross margins. Additionally, we believe that a sustained investment in R&D is necessary to meet the needs of our marketplace; however, we estimate that R&D expenditures for 2008 will decline as a percentage of revenue from 2007 towards our long term target of 15% of revenue. Finally, we believe our partner model allows us to leverage our operating expenses which, assuming revenue increases and R&D expense described above, should allow us to generate increased operating income for 2008 as a percentage of total revenue of our core business.

We expect our primary challenges will be increasing traction of partner products incorporating Luminex technology, capitalizing on the realized synergies of the LMD acquisition, commercialization and market adoption of output from the Assay Segment and expanding our footprint and reputation within our identified target market segments.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. A summary of our significant accounting policies is described in Note 1 of our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2007. Estimates and assumptions are reviewed periodically. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. Revenue on sales of our products is recognized when persuasive evidence of an agreement exists, delivery has occurred, the fee is fixed and determinable and collectability is probable. Generally, these criteria are met at the time our product is shipped. If the criteria for revenue recognition are not met at the time of shipment, the revenue is deferred until all criteria are met. Royalty revenue is generated when a partner sells products incorporating our technology, provides testing services to third parties using our technology or resells our consumables. Royalty revenue is recognized as it is reported to us by our partners; therefore, the underlying end-user sales may be related to prior periods. We also sell extended service contracts for maintenance and support of our products. Revenue for service contracts is recognized ratably over the term of the agreement.

Upfront payments from our strategic partners are nonrefundable and will be recognized as revenue as our strategic partners purchase products or applied against royalty payments. Nonrefundable license fees are amortized into revenue over the estimated life of the license agreements.

Grant revenue consists of amounts earned under research agreements with government grants, which is recognized in the period during which the related costs are incurred.

Inventory Valuation. Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The two major components of the allowance for excess and obsolete inventory are (i) a specific reserve for inventory items that we no longer use in manufacturing our products or that no longer meet our specifications and (ii) a reserve against slow moving items for potential obsolescence. The total estimated allowance is reviewed on a regular basis and adjusted based on management’s review of inventories on hand compared to estimated future usage and sales. While management believes that adequate write-downs for inventory obsolescence have been made in the consolidated financial statements, scientific and technological advances will continue and we could experience additional inventory write-downs in the future. However, we do not believe this estimate is subject to significant variability.

Warranties. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required. However, we do not believe this estimate is subject to significant variability.

Accounts Receivable and Allowance for Doubtful Accounts. We continuously monitor collections and payments from our customers and maintain allowances for doubtful accounts based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses historically have been within our expectations, there can be no assurance that we will continue to experience the same level of credit losses that we have in the past. A significant change in the liquidity or financial position of any one of our significant customers, or a deterioration in the economic environment, in general, could have a material adverse impact on the collectability of our accounts receivable and our future operating results, including a reduction in future revenues and additional allowances for doubtful accounts. However, we do not believe this estimate is subject to significant variability.

Purchase Price Allocation, Intangibles and Goodwill. The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, or IPR&D, and liabilities assumed based on their respective fair values. Intangible assets with definite lives are amortized over the assets’ estimated useful lives using the straight-line method. We periodically review the estimated useful lives of our identifiable intangible assets, taking into consideration any events or circumstances that might result in a diminished fair value or revised useful life.

On March 1, 2007, we acquired LMD for an aggregate purchase price of approximately $49.4 million. The purchase price for the acquisition was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. We completed the process of determining the estimated fair values of IPR&D, identifiable intangible assets and certain tangible assets. Such a valuation required significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions.

IPR&D represents the value, on closing of a business combination, of acquired research and development projects which were not technologically feasible as of the acquisition date and had no alternative future use. Projects with a value of $7.4 million that were in process at LMD prior to the acquisition were deemed not technologically feasible and were charged to net loss during the twelve months ended December 31, 2007 as IPR&D expense.

SFAS No. 142 “Goodwill and Other Intangible Assets” requires that goodwill and certain intangible assets be assessed for impairment at a reporting unit level at least annually. We evaluate the carrying value of goodwill and other intangible assets annually or more frequently if there is evidence that certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the carrying amount of a reporting unit exceeds its fair value, then a goodwill impairment test is performed to measure the amount of the impairment loss, if any. We would recognize an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. Determining the fair value of goodwill is judgmental in nature and often involves the use of estimates and assumptions. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. As of March 31, 2008, we had $39.6 million of goodwill, which has been allocated to the Assay Segment which includes LMD. We performed our annual test of goodwill and determined that there had been no impairment of goodwill as of December 31, 2007.

The following discussion of our financial performance should be read in conjunction with financial data included elsewhere in this prospectus supplement, as well as our historical audited financial statements and the related notes thereto which are incorporated by reference in this prospectus supplement.

Percentage of Total Revenue of Certain Items in the Consolidated Results of Operations

The following table sets forth the percentage of total revenue of certain items in the Consolidated Results of Operations.

	Year ended December 31,						Three Months Ended March 31,
	2005		2006		2007		2007		2008
							(unaudited)

Revenue	100%		100%		100%		100%		100%
Cost of revenue	47%		39%		39%		38%		34%

Gross profit	53%		61%		61%		62%		66%
Operating expenses
Research and development	13%		16%		21%		16%		19%
Selling, general and administrative	48%		46%		54%		48%		53%
In-process research and development expense	0%		0%		10%		0%		0%
Total operating expenses	61%		62%		85%		64%		72%

Loss from operations	(8%	)	(1%	)	(23%	)	(2%	)	(6%	)
Interest expense from long-term debt	-		-		(1%	)	(.6%	)	(.5%	)
Other income, net	3%		4%		2%		4%		1%
Settlement of litigation	(1%	)	-		15%		-		-
Gain on settlement of liability	-		-		3%		-		-
Income taxes	-		-		-		-		-

Net income (loss)	(6%	)	3%		(4%	)	1%		(5%	)

Consolidated Results of Operations

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2008

Selected consolidated financial data for the three months ended March 31, 2007 and 2008:

	Three Months Ended
	March 31,
	2007	2008
	(unaudited)
	(dollars in thousands)

Revenue	$16,607	$23,012
Gross profit	10,356	15,257
Gross margin percentage	62%	66%
Operating expenses	10,728	16,525
Net operating loss	(372)	(1,268)

Total revenue increased by 39% to $23.0 million for the three months ended March 31, 2008 from $16.6 million for the comparable period in 2007. The increase in revenue was attributable to growth in the Assay Segment, including the effects of the acquisition of LMD, which contributed $3.2 million of the overall increase, and an increase of $2.7 million in consumable and royalty revenues in the Technology Segment. In addition, system sales for the first quarter of 2008 increased to 220 LX Systems from 205 LX Systems for the comparable period in 2007 bringing total system sales since our inception to 5,199 as of March 31, 2008.

We continued to experience revenue concentration in a limited number of strategic partners. Two customers accounted for 32% of consolidated total revenue in the first quarter of 2008 (17% and 15%, respectively). For comparative purposes, these same two customers accounted for 35% of total revenue (23% and 12%, respectively) in the first quarter of 2007. No other customer accounted for more than 10% of total revenue in the first quarter of 2008.

Gross profit margin percentage increased to 66% for the three months ended March 31, 2008 from 62% for the comparable period in 2007 due to the continued shift in revenue concentration towards higher margin items such as assays, consumables and royalties. The increase in operating expenses from $10.7 million for the first quarter of 2007 to $16.5 million for the three months ended March 31, 2008 reflects growth in the Assay Segment including the incorporation of the results of LMD for the full quarter in 2008 compared to the inclusion of only one month of operating results of LMD in the quarter ended March 31, 2007 as the acquisition was consummated on March 1, 2007. The increase in operating expenses also resulted from additional personnel costs associated with the increase in research and development and selling, general, and administrative employees to 230 at March 31, 2008 from 204 at March 31, 2007. Net operating income decreased due to the dilutive effect of the LMD acquisition. See additional discussions by segment below.

Segment Results of Operations for the Three Months Ended March 31, 2007 and 2008

Technology Segment

Selected financial data for our Technology Segment for the three months ended March 31, 2007 and 2008:

	Three Months Ended
	March 31,
	2007	2008
	(unaudited)
	(dollars in thousands)

Revenue	$15,415	$18,656
Gross profit	9,702	11,989
Gross margin percentage	63%	64%
Operating expenses	8,869	11,090
Net operating income	833	899

Revenue. Total revenue for our Technology Segment increased by 21% to $18.7 million for the three months ended March 31, 2008 from $15.4 million for the comparable period in 2007. The increase in revenue was primarily attributable to an increase in consumable and royalty revenue due to the continued acceptance and utilization of our technology in the marketplace. Two customers accounted for 40% of total Technology Segment revenue in the first quarter of 2008 (21% and 19%, respectively). For comparative purposes, these same two customers accounted for 35% of total Technology Segment revenue (12% and 23%, respectively) in the first quarter of 2007.

A breakdown of revenue in the Technology Segment for the three months ended March 31, 2007 and 2008 is as follows:

	Three Months Ended
	March 31,
	2007	2008
	(unaudited)
	(in thousands)

System sales	$5,692	$6,163
Consumable sales	4,811	6,545
Royalty revenue	2,532	3,518
Service contracts	1,003	1,219
Other revenue	1,377	1,211

	$15,415	$18,656

System and peripheral component sales increased by 8% to $6.2 million for the three months ended March 31, 2008 from $5.7 million for the comparable period of 2007. The Technology Segment sold 210 of the 220 total system sales in the three months ended March 31, 2008. For the three months ended March 31, 2008, five of our partners accounted for 162, or 74%, of total Technology Segment system sales for the period. These five partners purchased 170, or 81%, of total technology segment system sales in the three months ended March 31, 2007.

Consumable sales increased by 36% to $6.5 million for the three months ended March 31, 2008 from $4.8 million for the three months ended March 31, 2007. This is primarily the result of an increase in bulk purchases due to increased commercial activity by our partners. A bulk purchase is defined as the purchase of $100,000 or more of consumables in a quarter. During the three months ended March 31, 2008, we had 11 bulk purchases of consumables totaling approximately $5.2 million as compared with 11 bulk purchases totaling approximately $3.4 million in the three months ended March 31, 2007. Partners who reported royalty bearing sales accounted for $6.1 million, or 93%, of total consumable sales for the three months ended March 31, 2008. As the number of applications available on our platform expands, we anticipate that the overall level of consumable sales, and related bulk purchases, will continue to fluctuate.

Royalty revenue increased by 39% to $3.5 million for the three months ended March 31, 2008 compared with $2.5 million for the three months ended March 31, 2007. We believe this is primarily the result of the increased use and acceptance of our technology. We expect modest fluctuations in the number of commercial partners submitting royalties quarter to quarter based upon the varying contractual terms, consolidations among partners, differing reporting and payment requirements and the addition of new partners. For the three months ended March 31, 2008, we had 31 commercial partners submitting royalties as compared to 32 for the three months ended March 31, 2007. One of our partners reported royalties totaling approximately $950,000, or 25% of total royalties for the three months ended March 31, 2008. Two other customers reported royalties totaling approximately $807,000 or 21% (11% and 10%, respectively) of total royalties for the three months ended March 31, 2008. No other customer accounted for more than 10% of total royalty revenue for the three months ended March 31, 2008. Total royalty bearing sales reported to us by our partners were over $53 million for the quarter ended March 31, 2008 or over $215 million on an annualized basis, compared with over $41 million for the quarter ended March 31, 2007 and over $167 million for the year ended December 31, 2007.

Service contracts revenue increased by 21% to $1.2 million for the three months ended March 31, 2008 from $1.0 million for the three months ended March 31, 2007. This increase is attributable to increased sales of extended service agreements, which are primarily a result of the increase in the commercial base of Luminex systems as compared to the prior year period. At March 31, 2008, we had 841 Luminex systems covered under extended service agreements and $2.3 million in deferred revenue related to those contracts. At March 31, 2007, we had 747 Luminex systems covered under extended service agreements and $2.2 million in deferred revenue related to those contracts.

Other revenues decreased by 12% to $1.2 million for the three months ended March 31, 2008 from $1.4 million for the three months ended March 31, 2007. This decrease is primarily the result of a decrease in part sales and a decrease in grant revenue.

Gross profit. The gross profit margin percentage (gross profit as a percentage of total revenue) for the Technology Segment increased to 64% for the three months ended March 31, 2008 from 63% for the three months ended March 31, 2007. Gross profit for the Technology Segment increased to $12.0 million for the three months ended March 31, 2008, as compared to $9.7 million for the three months ended March 31, 2007. The increase in gross profit margin percentage was primarily attributable to changes in revenue mix between our higher and lower gross margin items. The increase in gross profit was primarily attributable to the overall increase in revenue coupled with the increase in gross margin. Consumables and royalties, two of our higher margin items, comprised $10.1 million, or 54%, of Technology Segment revenue for the current quarter and $7.3 million, or 47%, of Technology Segment revenue for the quarter ended March 31, 2007. We anticipate continued fluctuation in gross margin rate and related gross profit for the Technology Segment primarily as a result of variability in partner bulk purchases and absolute number of quarterly system sales.

Research and development expense. Research and development expenses for the Technology Segment increased to $2.7 million for the three months ended March 31, 2008 from $2.0 million for the comparable period in 2007. The increase was primarily related to an increase in materials and supplies and additional personnel costs associated with the addition of employees and contract employees in the Technology Segment to 69 at March 31, 2008 from 60 at March 31, 2007. The increase in materials and supplies and the number of employees has allowed us to enhance our focus on development of our system, consumable and software products and the expansion of applications for use on our platforms.

Selling, general and administrative expense. Selling, general and administrative expense for the Technology Segment increased to $8.4 million for the three months ended March 31, 2008 from $6.8 million for the comparable period in 2007. The increase was primarily related to additional personnel costs and the related stock compensation and travel costs associated with the increase in employees and contract employees of the Technology Segment to 84 at March 31, 2008 from 75 at March 31, 2007 and higher legal and professional fees.

Other income, net. Other income, net decreased to $320,000 for the three months ended March 31, 2008 from $521,000 for the comparable period in 2007. The average rate earned on current invested balances decreased to 3.7% at March 31, 2008 from 5.0% at March 31, 2007. This decrease in the average rate earned is the result of an overall decrease in market rates compared to the prior year period.

Assay Segment

Selected financial data for our Assay Segment for the three months ended March 31, 2007 and 2008:

	Three Months Ended
	March 31,
	2007	2008
	(unaudited)
	(dollars in thousands)

Revenue	$1,192	$4,356
Gross profit	654	3,268
Gross margin percentage	55%	75%
Operating expenses	1,859	5,435
Net operating loss	(1,205)	(2,167)

A breakdown of revenue in the Assay Segment for the three months ended March 31, 2007 and 2008 is as follows:

	Three Months Ended
	March 31,
	2007	2008
	(unaudited)
	(in thousands)

System sales	$40	$464
Consumable sales	—	9
Service contracts	—	1
Assay revenue	1,143	3,845
Other revenue	9	37

	$1,192	$4,356

Revenue. Revenues for our Assay Segment for the three months ended March 31, 2008 include three months of revenues from LMD and LBG. Revenues for the three months ended March 31, 2007 include three months of LBG, but only one month of revenues from LMD, as the LMD acquisition was consummated on March 1, 2007. The majority of our Assay Segment revenues are generated from the sales of kits, most of which are from our Cystic Fibrosis product line. The top five customers, by revenue, accounted for 66% of total Assay Segment revenue for the three months ended March 31, 2008. In particular, three customers accounted for 44% of total Assay Segment revenue (20%, 19%, and 14% respectively) for the three months ended March 31, 2008. No other customer accounted for more than 10% of total Assay Segment revenue. During the three months ended March 31, 2008, our Assay Segment sold 10 LX Systems. Other revenue includes shipping revenue and training revenue.

Gross profit. The gross margin rate (gross profit as a percentage of total revenue) for the Assay Segment increased to 75% for the three months ended March 31, 2008 from 55% for the three months ended March 31, 2007. Gross profit for the Assay Segment increased to $3.3 million for the three months ended March 31, 2008, as compared to $0.6 million for the three months ended March 31, 2007. The increase in gross margin rate was primarily attributable to increased utilization and capacity at LMD, increased sales of higher gross margin assays, and changes in revenue mix between our higher and lower gross margin items. The increase in gross profit was primarily attributable to the overall increase in revenue coupled with the increase in gross margin.

Research and development expense. Research and development expenses for our Assay Segment were $1.7 million and $0.7 million for the three months ended March 31, 2008 and 2007, respectively. The increase in research and development expenses was primarily due to incorporation of the results of LMD for the full quarter in 2008 compared to the inclusion of only one month of operating results of LMD in the quarter ended March 31, 2007 as the acquisition was consummated on March 1, 2007, and to a lesser extent, to increased activity by LBG related to product development.

Selling, general and administrative expense. Selling, general and administrative expenses for the Assay Segment were $3.2 million and $1.2 million for the three months ended March 31, 2008 and 2007, respectively. The overall increase in selling, general, and administrative expenses is primarily due to the addition of costs associated with LMD. As previously discussed, the expenses for the three months ended March 31, 2007 include expenses related to LBG for the entire three months and expenses related to LMD for the month of March only. In addition, the increase is due to the impact of foreign exchange on foreign denominated balances of approximately $0.6 million for the three months ended March 31, 2008 compared to $15,000 for the three months ended March 31, 2007.

Cash provided by operations was $52,000 for the three months ended March 31, 2008, compared with cash used in operations of $2.9 million for the three months ended March 31, 2007. Significant items affecting operating cash flows for the three months ended March 31, 2008 were our net loss of $1.2 million, depreciation and amortization of $1.7 million and stock compensation of $1.7 million, offset by a decrease in accrued liabilities of $2.4 million as a result of payments of bonuses and commissions related to 2007 activity.

Our operating expenses during the three months ended March 31, 2008 were $16.5 million, of which $4.4 million was research and development expense and $12.1 million was selling, general and administrative expense. We expect research and development expense as a percent of revenue to be between 15% and 20% of total revenue for the remainder of 2008. While research and development expense as a percentage of revenue is expected to decrease, we expect the absolute dollars of research and development expense to scale with our revenue growth as a result of our continuing investment in the research and development pipeline to support our strategy and expanded focus on product and platform development. We do not currently expect selling, general, and administrative expenses in 2008, excluding the impact of foreign exchange on foreign denominated balances, to increase at the same rate as in prior years.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2007

	Year Ended December 31,
			Variance	Variance
	2006	2007	($)	(%)
	(dollars in thousands)

Revenue	$52,989	$75,010	$22,021	42%
Gross profit	$32,252	$46,094	$13,842	43%
Gross margin percentage	61%	61%	0%	N/A
Operating expenses	$32,833	$63,512	$30,679	93%
Net (loss) income	$1,507	$(2,711)	$(4,218)	280%

Revenue. Total revenue increased to $75.0 million for the year ended December 31, 2007 from $53.0 million in 2006. The increase in revenue was primarily attributable to the Assay Segment (including the acquisition of LMD and increased activity by LBG) and, in addition, to a lesser extent increases in consumable and royalty revenues and system sales in the Technology Segment.

A breakdown of consolidated revenue for the years ended December 31, 2006 and 2007 is as follows:

	Year Ended
	December 31,
	2006	2007
	(in thousands)

System sales	$20,644	$24,428
Consumable sales	15,676	19,199
Royalty revenue	8,228	10,244
Assay revenue	19	11,323
Service contracts	3,450	4,431
Other revenue	4,972	5,385

	$52,989	$75,010

We continued to have revenue concentration in a limited number of strategic partners, as the top five customers, by revenue, accounted for 52% of total revenue in 2007. In particular, two customers accounted for 35% of 2007 total revenue (20% and 15%, respectively). No other customer accounted for more than 10% of total revenue. See the segment discussions that follow on page S-36 of this prospectus supplement for additional revenue discussion.

Gross profit. Gross profit increased to $46.1 million for the year ended December 31, 2007, as compared to $32.3 million for the year ended December 31, 2006. The gross profit margin rate (gross profit as a percentage of total revenue) was 61% for the year ended December 31, 2007, consistent with the year ended December 31, 2006. The flat gross margin rate was primarily attributable to the acquisition of a company with lower gross margins offset by an increase in high margin consumables and royalty revenue. The increase in gross profit, in dollar amount was primarily attributable to the overall increase in revenue.

Research and development expense. Research and development expenses increased to $15.4 million for the year ended December 31, 2007 from $8.7 million for the year ended December 31, 2006. The increase was primarily attributable to increases in personnel costs associated with the addition of employees in 2007 related to the LMD acquisition. Research and development headcount at December 31, 2007 was 111 as compared to 61 at December 31, 2006. The increase in the number of employees has allowed us to increase our focus on development of our system, consumable and software products and the expansion of applications for use on our platforms. As a percentage of revenue, research and development expense increased to 21% in 2007 as compared with 16% in 2006. Our current expectation is for research and development expenses to be between 15% and 20% of total revenue for 2008.

Selling, general and administrative expense. Selling, general and administrative expenses increased to $40.7 million for the year ended December 31, 2007 from $24.2 million for the comparable period in 2006. The increase was primarily attributable to the acquisition of the LMD and to a lesser extent an increase in stock compensation expense and the impact of foreign exchange transaction losses related to foreign currency denominated balances. As a percentage of revenue, selling, general and administrative expenses were 54% in 2007 and 46% in 2006. We intend to manage our 2008 quarterly operational expenses towards the same amount that we reported for the fourth quarter of 2007, excluding the impact of foreign exchange transaction losses related to foreign currency denominated balances.

Other Income, net. Other income, consisting primarily of interest in our cash and investment balances, decreased to $1.7 million for the year ended December 31, 2007 from $2.1 million for the year ended December 31, 2006.

Settlement of litigation. We settled our pending litigation with RBM on October 15, 2007. As part of the settlement, We received a cash payment of $12.5 million. $11.5 million was recognized as part of net income, while $1.0 million was deferred for licensing rights granted to RBM from us.

Gain on settlement of liability. $2.3 million was recognized in the year ended December 31, 2007 related to the settlement of a liability related to the renegotiation of a contract acquired as part of the acquisition of LMD.

Segment Results of Operations for the year ended December 31, 2006 and 2007

Technology Segment

Selected financial data for the year ended December 31, 2006 and 2007 of our Technology Segment is as follows:

	Year Ended December 31,
			Variance	Variance
	2006	2007	($)	(%)
	(dollars in thousands)

Revenue	$52,970	$62,436	$9,466	18%
Gross profit	$32,243	$37,864	$5,621	17%
Gross margin percentage	61%	61%	0%	N/A
Operating expenses	$30,793	$38,391	$7,598	25%
Net income	$3,538	$12,330	$8,792	249%

Revenue. Total revenue increased 18% to $62.4 million for the year ended December 31, 2007 from $53.0 million in 2006. The increase in revenue was primarily attributable to an increase in system sales and consumable revenue as will as the continued acceptance and utilization of our technology in the marketplace as evidenced by our continued increase in royalty revenue.

A breakdown of revenue in the Technology Segment for the years ended December 31, 2006 and 2007 is as follows:

	Year Ended December 31,
	2006	2007
	(in thousands)

System sales	$20,644	$23,320
Consumable sales	15,676	19,197
Royalty revenue	8,228	10,213
Service contracts	3,450	4,431
Assay revenue	—	—
Other revenue	4,972	5,275

	$52,970	$62,436

The top five customers, by revenue, accounted for 61% of total revenue in 2007. In particular, two customers accounted for 42% of 2007 total technology segment revenue (24% and 18%, respectively). No other customer accounted for more than 10% of total technology segment revenue.

System and peripheral component sales increased 13% to $23.3 million for the year ended December 31, 2007 from $20.6 million for the year ended December 31, 2006. System sales increased to 838 LX systems for 2007 as compared to 718 (717 LX systems and 1 HTS) in the prior year, bringing total system sales to 4,979 as of December 31, 2007.

Consumable sales, comprised of microspheres and sheath fluid, increased 22% to $19.2 million during 2007 from $15.7 million in 2006. We believe the increase was primarily the result of the increased use and acceptance of our technology and the increased installed base of our systems. Partners who reported royalty bearing sales accounted for $16.1 million, or 84%, of total consumable sales for the year ended December 31, 2007. In addition, during 2007 we had 41 bulk purchases of consumables totaling approximately $14.3 million as compared with 31 bulk purchases totaling approximately $10.4 million in the prior year.

Royalty revenue increased 24% to $10.2 million for the year ended December 31, 2007 from $8.2 million for the year ended December 31, 2006. We believe this increase is primarily the result of the increased use and acceptance of our technology. For the year ended December 31, 2007, we had 30 commercial partners submit royalties as compared with 32 for the year ended December 31, 2006. Additionally, the 30 partners from whom we recognized $8.2 million in royalties in 2006 represented approximately $9.9 million of the total royalties in 2007, an increase of approximately 21% over their prior year payments. Total royalty bearing sales reported to us by our partners were approximately $167 million for the year ended December 31, 2007 as compared to $132.0 million for the year ended December 31, 2006.

Service contracts, comprised of extended warranty contracts earned ratably over the term of a contract, increased to $4.4 million during 2007 from $3.5 million in 2006. This increase was attributable to increased sales of extended service contracts, which are primarily a result of the increase in the commercial base of Luminex systems as compared to the prior year period. At December 31, 2007, we had 799 Luminex systems covered under extended service agreements and $1.8 million in deferred revenue related to those contracts. At December 31, 2006, we had 651 Luminex systems covered under extended service agreements and $1.8 million in deferred revenue related to those contracts.

Other revenue, comprised of training revenue, shipping revenue, miscellaneous part sales, amortized license fees, reagent sales and grant revenue, increased to $5.3 million for the year ended December 31, 2007 from $5.0 million for the year ended December 31, 2006. The increase was primarily attributable to an increase in grant revenue. Grant revenue increased to $932,000 for the year ended December 31, 2007 from $352,000 for the year ended December 31, 2006. During 2007, we were awarded an additional government grant from the Defense Advanced Research Projects Agency (“DARPA”) in addition to successfully completing grants from DARPA and the Homeland Security Advance Research Projects Agency that we were awarded in 2006. The additional grant from DARPA awarded in 2007 is to develop a multiplex assay system platform which can be employed to quickly determine clinically relevant biological exposure and accurately identify biological agents in the environment. This platform could lead to a high-performance, low-cost and portable instrument with applications in biological agent sensing and military diagnostics. This grant will allow us to accelerate our product development of related commercial products (such as a point-of-care diagnostic instrument) and is specifically designed to shrink both the cost and size of our current instrument. We believe government grants are significant because they help support our R&D efforts, establish our footprint in the Bio-Defense sector and open the door for future grants.

Gross profit. The gross profit margin rate (gross profit as a percentage of total revenue) was flat at 61% for the year ended December 31, 2007 and 2006. Gross profit, in dollar amount, increased to $37.9 million for the year ended December 31, 2007, as compared to $32.2 million for the year ended December 31, 2006. The flat gross margin rate was primarily attributable to a similar product mix in the year ended December 31, 2007 as compared to the year ended December 31, 2006. The increase in gross profit, in dollar amount, was primarily attributable to the overall increase in revenue. Consumables and royalties comprised $29.4 million, or 47%, of revenue for the year ended December 31, 2007 and $23.9 million, or 45%, for the year ended December 31, 2006.

Operating expenses. Research and development expenses increased to $8.9 million for the year ended December 31, 2007 from $7.5 million for the year ended December 31, 2006. The increase was primarily attributable to increases in personnel costs associated with the addition of employees in 2007. Research and development headcount at December 31, 2007 was 70 as compared to 57 at December 31, 2006. This increase was partially offset by a decrease in costs related to direct materials and consumables utilized in the research and development process. The increase in the number of employees has allowed us to increase our focus on development of our system, consumable and software products and the expansion of applications for use on our platforms. As a percentage of revenue, research and development expense remained flat at 14% in 2007 as compared with 2006.

Selling, general and administrative expenses. Selling, general and administrative expenses increased to $29.4 million for the year ended December 31, 2007 from $23.5 million for the comparable period in 2006. The increase was primarily attributable to additional personnel cost associated with the increase in employees to 81 at December 31, 2007 from 70 at December 31, 2006 and to a lesser extent, an increase in stock compensation expense. As a percentage of revenue, selling, general and administrative expenses were 47% in 2007 and 44% in 2006.

Settlement of litigation. We settled our pending litigation with RBM on October 15, 2007. As part of the settlement, we received a cash payment of $12.5 million. $11.5 million was recognized as part of net income, while $1.0 million was deferred for licensing rights granted to RBM from us.

Assay Segment

Selected financial data for the year ended December 31, 2006 and 2007 of our Assay Segment is as follows:

	Year Ended December 31,
			Variance	Variance
	2006	2007	($)	(%)
	(dollars in thousands)

Revenue	$19	$12,574	$12,555	66,079%
Gross profit	$9	$8,230	$8,221	91,344%
Gross margin percentage	47%	65%	18%	N/A
Operating expenses	$2,040	$25,121	$23,081	1,131%
Net loss	$(2,031)	$(15,041)	$(13,010)	641%

Revenue. Revenues were derived from LBG for the twelve months ended December 31, 2006 and 2007 and also from LMD from March 1, 2007 through December 31, 2007.

A breakdown of revenue in the Assay Segment for the years ended December 31, 2006 and 2007 is as follows:

	Year Ended December 31,
	2006	2007
	(in thousands)

System sales	$—	$1,108
Consumable sales	—	2
Royalty revenue	—	31
Service contracts	—	—
Assay revenue	19	11,323
Other revenue	—	110

	$19	$12,574

The top five customers, by revenue, accounted for 64% of total revenue in 2007. In particular, two customers accounted for 46% of 2007 total revenue (33% and 13%, respectively). No other customer accounted for more than 10% of total revenue. Assay revenue consists primarily of kits of which the majority relates to our Cystic Fibrosis products. System sales during the twelve months ended 2007 in the Assay Segment were 24 LX Systems. Other revenue includes contract research and development fees and commercial milestone revenue.

Operating expenses. Research and development expenses increased to $6.4 million for the year ended December 31, 2007 from $1.2 million for the year ended December 31, 2006. The increase in research and development expenses can be primarily attributed to the addition of the acquisition of LMD. LMD contributed approximately 60% of all research and development expenses. The LBG division contributed the remaining 40%. The LBG division research and development expenses increased 117% to $2.6 million primarily as a result of increased activity related to product development.

Selling, general and administrative expenses. Selling, general and administrative expenses increased to $9.6 million for the year ended December 31, 2007 from $863,000 for the comparable period in 2006. As previously discussed, the expenses for the twelve months ended December 31, 2007 include expenses related to LBG for the entire twelve months and expenses related to LMD from March 1, 2007, the date of acquisition, to December 31, 2007. The overall increase in selling, general and administrative expenses was primarily attributable to the addition of the LMD division and to a lesser extent increased activity by the LBG and the impact of foreign exchange transaction losses related to foreign currency denominated balances. The LMD division contributed $8.5 million of selling, general and administrative expenses, or 89%. The LBG division contributed the remaining 11%. The LBG division selling, general and administrative expenses increased 36% to $1.1 million primarily as a result of increased headcount.

Gain on settlement of liability. $2.3 million was recognized in the year ended December 31, 2007 related to the settlement of a liability related to the renegotiation of a contract acquired as part of the acquisition of LMD.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2006

	Year Ended December 31,
	2005	2006	Variance	Variance
			($)	(%)
	(dollars in thousands)

Revenue	$42,313	$52,989	$10,676	25%
Gross profit	$22,321	$32,252	$9,931	44%
Gross margin percentage	53%	61%	8%	N/A
Operating expenses	$25,817	$32,833	$7,016	27%
Net income (loss)	$(2,666)	$1,507	$4,173	157%

Revenue. Total revenue increased to $53.0 million for the year ended December 31, 2006 from $42.3 million in 2005. The increase in revenue was primarily attributable to our continued increase in royalty revenue, an indicator of increased acceptance and utilization of our technology in the marketplace.

A breakdown of revenue for the years ended December 31, 2005 and 2006 is as follows:

	Year Ended
	December 31,
	2005	2006
	(in thousands)

System sales	$18,812	$20,644
Consumable sales	13,084	15,676
Royalty revenue	5,255	8,228
Assay revenue	—	19
Service contracts	2,444	3,450
Other revenue	2,718	4,972

	$42,313	$52,989

In 2006, we continued to have revenue concentration in a limited number of strategic partners, as the top five customers, by revenue, accounted for 56% of total revenue in 2006. In particular, two customers accounted for 34% of 2006 total revenue (19% and 15%, respectively). No other customer accounted for more than 10% of total revenue.

System and peripheral component sales increased to $20.6 million for the year ended December 31, 2006. System sales increased to 718 (717 LX systems and 1 HTS) for 2006 as compared to 698 (693 LX systems and 5 HTS) in the prior year.

Consumable sales comprised of microspheres and sheath fluid, increased 20% to $15.7 million during 2006 from $13.1 million in 2005. We believe this increase was primarily the result of the increased use and acceptance of our technology and the increased installed base of our systems. Partners who reported royalty bearing sales accounted for $11.8 million, or 75%, of total consumable sales for the year ended December 31, 2006. In addition, during 2006, we had 31 bulk purchases of consumables totaling approximately $10.4 million as compared with 28 bulk purchases totaling approximately $9.2 million in the prior year.

Royalty revenue increased 57% to $8.2 million for the year ended December 31, 2006 from $5.3 million for the year ended December 31, 2005. We believe this increase was also primarily the result of the increased use and acceptance of our technology. For the year ended December 31, 2006, we had 32 commercial partners submit royalties as compared with 24 for the year ended December 31, 2005. Additionally, the 24 partners from whom we recognized $5.3 million in royalties in 2005 represented approximately $7.6 million of the total royalties in 2006, an increase of approximately 45% over their prior year payments. Total royalty bearing sales reported to us by our partners were approximately $132 million for the year ended December 31, 2006.

Service contracts, comprised of extended warranty contracts earned ratably over the term of a contract, increased to $3.5 million during 2006 from $2.4 million in 2005. This increase was attributable to increased sales of extended service contracts, which is a direct result of the increase in the commercial base of Luminex systems as compared to the prior year period.

Other revenue, comprised of training revenue, shipping revenue, miscellaneous part sales, amortized license fees, reagent sales and grant revenue, increased to $5.0 million for the year ended December 31, 2006 from $2.7 million for the year ended December 31, 2005. The increase was primarily attributable to an increase in miscellaneous part sales, license fees and grant revenue. For the year ended December 31, 2006, we had $2.5 million of part sales, $552,000 of shipping revenue, $861,000 in amortized license fees, $352,000 in grant revenue, a $300,000 milestone payment from a partner, $256,000 in training revenue and $138,000 of other miscellaneous revenue.

Gross profit. Gross profit increased to $32.3 million for the year ended December 31, 2006, as compared to $22.3 million for the year ended December 31, 2005. The gross margin percentage increased to 61% for the year ended December 31, 2006 from 53% for the year ended December 31, 2005. The increase in gross margin was primarily attributable to the increase in royalties as a percentage of total revenue, an increase in the average system sales price which is a result of partner mix and system configuration fluctuations and to a lesser extent the $352,000 of grant revenue and a $300,000 milestone payment from a partner.

Research and development expense. Research and development expenses increased to $8.7 million for the year ended December 31, 2006 from $5.6 million for the year ended December 31, 2005. The increase was primarily attributable to increases in personnel costs associated with the addition of employees in 2006 and to a lesser extent increased costs related to direct materials and consumable supplies utilized in the research and development process and increased stock compensation expense resulting from the adoption of SFAS 123(R). Research and development headcount at December 31, 2006 was 61 as compared to 42 at December 31, 2005. As a percentage of revenue, research and development expense increased to 16% in 2006 as compared with 13% in 2005.

Selling, general and administrative expense. Selling, general and administrative expenses increased to $24.2 million for the year ended December 31, 2006 from $20.2 million for the comparable period in 2005. The increase was primarily attributable to increased stock compensation expense resulting from the adoption of SFAS 123(R). Stock compensation increased to $4.6 million for the year ended December 31, 2006 from $1.5 million for fiscal 2005. To a lesser extent, the increase in selling, general and administrative expenses was a result of additional personnel cost associated with the increase in employees to 73 at December 31, 2006 from 70 at December 31, 2005. As a percentage of revenue, selling, general and administrative expenses were 46% in 2006 and 48% in 2005.

Other income, net. Other income, consisting primarily of interest in our cash and investment balances, increased to $2.1 million for the year ended December 31, 2006 from $1.2 million for the year ended December 31, 2005.

We operated under one segment through the end of 2006. As such, we have not included a 2006 to 2005 comparison by segment.

Liquidity and Capital Resources

	Dec. 31,	Dec. 31,	March 31,
	2006	2007	2008
			(unaudited)
	(in thousands)

Cash and cash equivalents	$27,414	$27,233	$26,360
Short-term investments	10,956	6,944	7,924
Long-term investments	7,346	—	—

	$45,716	$34,177	$34,284

At March 31, 2008, December 31, 2007 and December 31, 2006, we had working capital of $43.3 million, $40.8 million and $44.2 million, respectively. The purchase price of the LMD acquisition was approximately $49.4 million, including common stock valued at $41.8 million. In connection with closing the acquisition, we paid off $13.2 million of LMD’s debt and related fees and paid transaction expenses of approximately $5.6 million (including $3.6 million of transaction costs included as part of the purchase price and approximately $2.0 million of LMD transaction costs incurred prior to March 1, 2007). Our cash, cash equivalents and investments were reduced by approximately $11.5 million during the year ended December 31, 2007 due primarily to the $18.9 million of specifically indentified costs associated with the acquisition, our purchase of property, plant and equipment of $6.7 million primarily for our manufacturing expansion in preparation for new product offers and expansion of capacity and facility expansion to accommodate our growth, all of which were partially offset by the receipt of $12.5 million in the RBM settlement in the fourth quarter of 2007. During the three months ended March 31, 2008, our total cash, cash equivalents and investments balance remained essentially unchanged as a result of our modest loss of $1.2 million, which contained non-cash charges of approximately $3.4 million, which was offset by accrued liability reductions of approximately $2.4 million.

We have funded our operations to date primarily through the issuance of equity securities (in conjunction with an initial public offering in 2000 and subsequent option exercises) and cash generated from operations. Our cash reserves are held directly or indirectly in a variety of short-term, interest-bearing instruments, including obligations of the United States government or agencies thereof. We do not have any investments in asset-backed commercial paper.

Cash provided by operations was $52,000 for the three months ended March 31, 2008, compared with cash used in operations of $2.9 million for the three months ended March 31, 2007. Significant items affecting operating cash flows for the three months ended March 31, 2008 were our net loss of $1.2 million, depreciation and amortization of $1.7 million and stock compensation of $1.7 million, offset by a decrease in accrued liabilities of $2.4 million as a result of payments of bonuses and commissions related to 2007 activity. Cash provided by operations was $8.4 million for the year ended December 31, 2007. Significant items affecting operating cash flows for the period were our net loss of $2.7 million and adjustments for depreciation and amortization of $5.1 million, the write-off of in-process research and development of $7.4 million, and stock compensation of $6.6 million, offset by an increase in accounts receivable of $3.3 million and a gain on settlement of liability of $2.3 million.

Our operating expenses during the three months ended March 31, 2008 were $16.5 million, of which $4.4 million was research and development expense and $12.1 million was selling, general and administrative expense. We expect research and development expense as a percentage of revenue to be between 15% and 20% of total revenue for the remainder of 2008. While research and development expense as a percentage of revenue is expected to decrease, we expect the absolute dollars of research and development expense to scale with our revenue growth as a result of our continuing investment in the research and development pipeline to support our strategy and expanded focus on product and platform development. We do not currently expect selling, general, and administrative expenses in 2008, excluding the impact of the foreign exchange on foreign denominated balances, to increase at the same rate as in prior years.

Cash used in investing was $1.8 million for the three months ended March 31, 2008 as compared with cash provided by investing of $3.9 million for the three months ended March 31, 2007. Cash provided by investing was $1.8 million for the year ended December 31, 2007 as compared with cash used in investing of $4.5 million for the year ended December 31, 2006. In 2007, our capital expenditures for property, plant and equipment increased significantly to $6.7 million from $2.6 million in 2006, primarily as a result our manufacturing expansion in preparation for the introduction of new products, expansion of capacity, and facility and ERP expansion to accommodate our growth and LMD. Currently, exclusive of changes in investments, we expect cash used in investing activities to be primarily for purchases of property, plant and equipment and for it to decrease towards historical levels.

Cash provided by financing activities was $.8 million for the quarter ended March 31, 2008 as compared with cash used in financing activities of $12.2 million for the quarter ended March 31, 2007. Cash used in financing activities was $10.5 million for the year ended December 31, 2007 as compared with cash provided by financing activities of $2.6 million for the year ended December 31, 2006. In 2007, our payments on debt were $12.3 million for LMD debt retired in connection with the acquisition.

Our future capital requirements depend on a number of factors, including our success in developing and expanding markets for our products, payments under possible future strategic arrangements, continued progress of our research and development of potential products, the timing and outcome of regulatory approvals, the need to acquire licenses to new technology, costs associated with strategic acquisitions including integration costs and assumed liabilities, litigation expenses, the status of competitive products and potential cost associated with both protecting and defending our intellectual property. Additionally, actions taken as a result of the ongoing internal evaluation of our business could result in expenditures not currently contemplated in our estimates for 2008. We believe, however, that our existing cash and cash equivalents together with availability under our revolving credit facility as described below are sufficient to fund our operating expenses, capital equipment requirements and other expected liquidity requirements for the coming twelve months. Based upon our current operating plan and structure, and excluding the effect of this offering, management anticipates the total cash, cash equivalents and investment balance to remain substantially equivalent to March 31, 2008 levels, in the aggregate, giving us an anticipated balance in cash, cash equivalents, short-term and long-term investments at December 31, 2008 of approximately $35.0 million, without giving effect to this offering. Factors that could affect this estimate, in addition to those listed above, include: (i) continued collections of accounts receivable consistent with our historical experience, (ii) our ability to manage our inventory levels consistent with past practices, (iii) signing of partnership agreements which include significant up front license fees, and (iv) unanticipated costs associated with, and the negative operating cash flows resulting from, the LMD acquisition.

On March 1, 2007, we entered into a senior revolving credit facility with JPMorgan Chase Bank, N.A., which provides borrowings of up to a maximum aggregate principal amount outstanding of $15.0 million based on availability under a borrowing base consisting of eligible accounts and inventory. The obligations under the senior revolving credit facility are guaranteed by our wholly-owned domestic subsidiaries and secured by all of our accounts, equipment inventory and general intangibles (excluding intellectual property) and those of the guarantors including the pledge of an intercompany note from LMD and payable to us. Loans under the senior credit facility accrue interest on the basis of either a base rate or a LIBOR rate. The base rate is calculated daily and is the greater of (i) prime minus 1.00% and (ii) federal funds rate plus .50%. Borrowings at the LIBOR rate are based on one, two or three month periods and interest is calculated by taking the sum of (i) the product of LIBOR for such period and statutory reserves plus (ii) 1.75%. We pay a fee of 0.125% per annum on the unfunded portion of the lender’s aggregate commitment under the facility. Approximately, $9.8 million was available for borrowing at March 31, 2008. This credit facility currently has a maturity of February 26, 2009.

The senior credit facility contains conditions to making loans, representations, warranties and covenants, including financial covenants customary for a transaction of this type. Financial covenants include (i) a tangible net worth covenant of $35.0 million and (ii) a liquidity requirement of availability not less than the funded debt of us and our subsidiaries (including LMD) calculated using the unencumbered cash, cash equivalents and marketable securities of us and our guarantors. The senior credit facility also contains customary events of default as well as restrictions on undertaking certain specified corporate actions, including, among others, asset dispositions, acquisitions and other investments, dividends, fundamental corporate changes such as mergers and consolidations, incurrence of additional indebtedness, creation of liens and negative pledges, transactions with affiliates and agreements as to certain subsidiary restrictions and the creation of additional subsidiaries. If an event of default occurs that is not otherwise waived or cured, the lender may terminate its obligations to make loans under the senior credit facility and may declare the loans then outstanding under the senior credit facility to be due and payable. We believe we are currently in compliance with our financial and other covenants under the senior credit facility. As of June 24, 2008, no amounts were outstanding under the senior revolving credit facility.

To the extent capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development and deployment of our technologies. There can be no assurance that debt or equity funds will be available on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our stockholders. Moreover, incurring debt financing (under our new credit facility or otherwise) could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render us more vulnerable to competitive pressures and economic downturns and could impose restrictions on our operations. If adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through entering into agreements on unattractive terms.

Contractual Obligations

As of March 31, 2008, we had approximately $7.0 million in non-cancellable obligations for the next 12 months. These obligations are included in our estimated cash usage described herein.

	Payment Due By Period
		Less than 1			More than 5
Contractual Obligations (unaudited)	Total	Year	1-3 Years	3-5 Years	Years
	(in thousands)

Non-cancelable rental obligations	$4,304	$2,326	$1,816	$162	$-
Non-cancelable purchase obligations(1)	9,021	4,551	851	999	2,620
Long-term debt obligations(2)	5,495	129	1,318	4,048	-
Capital lease obligations	83	35	48	-	-

Total	$18,903	$7,041	$4,033	$5,209	$2,620

(1)	Purchase obligations include contractual arrangements in the form of purchase orders primarily resulting from normal inventory purchases or minimum payments due resulting when minimum purchase commitments are not met and annual minimum purchase requirements in supply agreements. Purchase obligations relating to purchase orders do not extend beyond a year; however, we would expect future years to have these purchase commitments that will arise in the ordinary course of business and will generally increase or decrease according to fluctuations in overall sales volume. Annual minimum purchase requirements in supply agreements extend up to ten years.

(2)	In 2003, Tm Bioscience entered into an agreement with the Ministry of Industry of the Government of Canada under which the Government agreed to invest up to Canadian (“Cdn”) 7.3 million relating to the development of several genetic tests. Funds were advanced from Technology Partnerships Canada (“TPC”), a special operating program. We assumed this agreement upon acquisition of Tm Bioscience, now LMD. LMD has received $4.3 million from TPC which is expected to be repaid along with approximately $1.4 million of imputed interest for a total of approximately $5.7 million. LMD has agreed to repay the TPC funding through a royalty on assay revenue related to the funded product development. Royalty payments commenced in 2007 at a rate of 1% of assay revenue and at a rate of 2.5% for 2008 and thereafter. Aggregate royalty repayment will continue until total advances plus imputed interest has been repaid or until April 30, 2015, whichever is earlier. The repayment obligation expires on April 30, 2015 and any unpaid balance will be cancelled and forgiven on that date. Should the term of repayment be shorter than we expect due to higher than expected assay revenue, the effective interest rate would decrease as repayment is accelerated. Repayments denominated in U.S. Dollars are currently projected to be as shown in the table above, but actual future sales generating a repayment obligation will vary from this projection and are subject to the risks and uncertainties described elsewhere in this prospectus supplement, including under “Risk Factors” and “Forward-Looking Statements.” Furthermore, payment reflected in U.S. Dollars is subject to adjustment based upon applicable exchange rates as of the reporting date.

Inflation

We do not believe that inflation has had a direct adverse effect on our operations through March 31, 2008. However, a substantial increase in product and manufacturing costs and personnel related expenses could have an adverse impact on our results of operations in the event these expenses increase at a faster pace than we can increase our system, consumable and royalty rates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 157, “Fair Value Measurements” (FAS 157). FAS 157 provides enhanced guidance for using fair value to measure assets and liabilities. It does not require any new fair value measurements, but does require expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. FAS 157 is effective for financial assets and financial liabilities for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” (the “FSP”). The FSP delayed, for one year, the effective date of FAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed in the financial statements on at least an annual basis. The implementation of SFAS No. 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on our consolidated financial position and results of operations for the first quarter. We will disclose the fair value of our debt in our Annual Report on Form 10-K for the year ended December 31, 2008. We are currently assessing the impact of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities on its consolidated financial position and results of operations.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (FAS 159). FAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. FAS No. 159 is effective for fiscal years beginning after November 15, 2007. The implementation of this standard did not have a material impact on our consolidated financial position and results of operations.

In December 2007, the FASB issued FAS No. 141 (Revised 2007), “Business Combinations” (FAS 141R) which replaces FAS No. 141, “Business Combinations” and FAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (FAS 160). FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. FAS 141R also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. FAS 160 clarifies the classification of noncontrolling interests in the financial statements and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. FAS 141R and FAS 160 are effective for our fiscal year 2009 and must be applied prospectively to all new acquisitions closing on or after January 1, 2009. We are currently evaluating the potential impact, if any, of FAS 141R and FAS 160 on our consolidated financial position and results of operations.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS No. 142, “Goodwill and Other Intangible Assets” (FAS 142). The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FAS 141R, and other U.S. generally accepted accounting principles. The provisions of FSP FAS 142-3 are effective for fiscal years beginning after December 15, 2008. FSP FAS 142-3 is effective for the Company’s fiscal year ending December 31, 2009. We will evaluate the impact, if any, that the adoption of FSP FAS 142-3 could have on our consolidated financial statements.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk. Our interest income is sensitive to changes in the general level of domestic interest rates, particularly since our investments are in short-term and long-term instruments held to maturity. A 50 basis point fluctuation from average investment returns at March 31, 2008 would yield an approximate 7% variance in overall investment return. Due to our intention to hold our investments to maturity, we have concluded that there is no material market risk exposure.

Our revolving credit facility also will be affected by fluctuations in interest rates as it is based on LIBOR, prime minus 1% or the Federal Funds Effective Rate in effect plus 0.50%. As of March 31, 2008, we had not drawn on this facility.

Foreign currency risk. As of March 31, 2008, as a result of our foreign operations, we have costs, assets and liabilities that are denominated in foreign currencies, primarily Canadian dollars and to a lesser extent the Euro. For example, some fixed asset purchases, certain expenses, and the TPC debt of our Canadian subsidiary, LMD, are denominated in Canadian dollars, while sales of products are primarily denominated in U.S. dollars. All transactions in our Netherlands subsidiary are denominated in Euros. As a consequence, movements in exchange rates could cause our foreign currency denominated expenses to fluctuate as a percentage of net revenue, affecting our profitability and cash flows. A significant majority of our revenues are denominated in U.S. dollars. The impact of foreign exchange on foreign denominated balances will vary in relation to changes between the U.S. and Canadian dollar exchange rates. A 10% change in the Canadian dollar in relation to the U.S. dollar could result in a foreign exchange impact of approximately $410,000 dollars for the three months ended March 31, 2008.

In addition, the indirect effect of fluctuations in interest rates and foreign currency exchange rates could have a material adverse effect on our business financial condition and results of operations. For example currency exchange rate fluctuations could affect international demand for our products. In addition, interest rates fluctuations could affect our customers’ buying patterns. Furthermore, interest rate and currency exchange rate fluctuations may broadly influence the United States and foreign economies resulting in a material adverse effect on our business, financial condition and results of operations. As a result, we cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, results of operations or cash flows. Our aggregate foreign currency transaction loss of $574,000 was included in determining our consolidated results of operations for the three months ended March 31, 2008.

MANAGEMENT

Name	Age	Position

G. Walter Loewenbaum II	63	Director and Chairman
Patrick J. Balthrop, Sr.	51	President, Chief Executive Officer and Director
Robert J. Cresci	64	Director
Thomas W. Erickson	57	Director
Fred C. Goad, Jr.	67	Director
Jay B. Johnston	65	Director
Jim D. Kever	55	Director
Kevin M. McNamara	52	Director
J. Stark Thompson	67	Director
Gerard Vaillant	66	Director
Douglas C. Bryant	51	Executive Vice President and Chief Operating Officer
Russell W. Bradley	44	Vice President, Business Development and Strategic Planning
Jeremy Bridge-Cook, P.h.D	39	Vice President, Luminex Molecular Diagnostics
John C. Carrano, P.h.D	49	Vice President, Research and Development
Harriss T. Currie	46	Chief Financial Officer, Vice President, Finance and Treasurer
Gregory J. Gosch	45	Vice President, Luminex Bioscience Group
David S. Reiter	41	Vice President, General Counsel and Corporate Secretary

G. Walter Loewenbaum II. Mr. Loewenbaum has served as a member of the board of directors since May 1995 and as Chairman of the board of directors since September 2002. He served as Vice Chairman of the board of directors from April 1998 until January 2000. Mr. Loewenbaum currently serves as Chairman and Chief Executive Officer of Mumboe Corp. (f/k/a Finetooth Corp.), a provider of contract management solutions. Additionally, from July 1999 through 2003, he served as a Member of LeCorgne Loewenbaum & Co., LLC, an investment banking firm. From April 1990 until June 1999, he served as the President, Chairman and Chief Executive Officer of Loewenbaum & Company, Inc. (f/k/a Southcoast Capital), an investment banking company. Mr. Loewenbaum also has served as Chairman of the board of directors of 3D Systems Corporation, a global provider of solid imaging solutions, since September 1999, and was previously Chairman of the board of directors of Envoy Corporation (‘‘Envoy”), a provider of electronic transaction processing services for the healthcare industry. He received a B.A. from the University of North Carolina.

Patrick J. Balthrop, Sr. Mr. Balthrop has served as our President and Chief Executive Officer since May 2004 and has served as a member of the board of directors and the Executive Committee since September 2004. Prior to joining us, he was employed by Fisher Scientific International Inc. where, since 2002, he served as President of Fisher Healthcare, a Fisher Scientific company that focuses on diagnostic testing needs in the healthcare industry. Prior to Fisher Scientific International, Mr. Balthrop served in a number of leadership positions for over 20 years with Abbott Laboratories, a global, broad-based healthcare company, primarily in Abbott’s Diagnostics Division. Mr. Balthrop’s most recent positions at Abbott were as head of worldwide commercial diagnostics operations and as head of Abbott Vascular. His experience at Abbott and Fisher included sales, marketing, manufacturing operations, international experience, research and development and senior management. Mr. Balthrop holds an M.B.A. from the Kellogg Graduate School of Management of Northwestern University, and a B.S. in Biology from Spring Hill College.

Robert J. Cresci. Mr. Cresci has served as a member of the board of directors since December 1996. He has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since September 1990. Mr. Cresci currently serves on the boards of directors of Sepracor Inc., a research-based pharmaceutical company, j2 Global Communications, Inc., a global provider of outsourced value-added messaging and communications services, and ContinuCare Corporation, a provider of primary care physician services. Mr. Cresci received his undergraduate degree from the United States Military Academy at West Point and received his M.B.A. in Finance from the Columbia University Graduate School of Business.

Thomas W. Erickson. Mr. Erickson has served as a member of the board of directors since May 2004. Mr. Erickson served as our Interim President and Chief Executive Officer from September 2002 until our hiring of Mr. Balthrop in May 2004. He is currently a Senior Advisor to New Mountain Capital, LLC, a private equity firm. Previously, he served as Chairman of the board and Interim Chief Executive Officer of National Medical Health Card Systems, Inc., a pharmacy benefits manager, Chairman of the board of PATHCare, Inc., an operator of long term care facilities, Chairman of the board of TransHealthcare, Inc., an operator of nursing homes, skilled nursing facilities and long term care facilities, Chairman and Interim President and CEO of LifeCare Holdings, Inc., an operator of long-term acute care hospitals, and Interim President and CEO of Omega Healthcare Investors, Inc., a healthcare focused real estate investment trust. Mr. Erickson was also co-founder, President and CEO of CareSelect Group, Inc., a physician practice management company. Earlier in his career, he held several management positions at American Hospital Supply Corporation. Mr. Erickson holds a Bachelors degree from University of Iowa and an M.B.A. from Southern Methodist University.

Fred C. Goad, Jr. Mr. Goad has served as a member of the board of directors since September 1997. Since August 2001, he has been a member in Voyent Partners, L.L.C., a private investment company. Mr. Goad served as Co-Chief Executive Officer of the transaction services division of WebMD Corporation (“WebMD”), a provider of healthcare transaction, information and technology services, from June 2000 through March 2001. From March 1999 through May 2000, Mr. Goad served as Senior Advisor to the Office of the President of the transaction services division of Quintiles Transnational Corporation (“Quintiles”), a provider of integrated product and commercial development solutions to the pharmaceutical, biotechnology and medical device industries. Mr. Goad served as Co-Chief Executive Officer and Chairman of Envoy from June 1996 until Envoy was acquired by Quintiles in March 1999. From 1985 to June 1996, Mr. Goad served as President and Chief Executive Officer of Envoy. Mr. Goad serves on the boards of directors of Performance Food Group Company, Emageon Inc. and several private companies.

Jay B. Johnston. Mr. Johnston has served as a member of the board of directors since February 2005. Mr. Johnston currently serves as Chairman of QuesTek Innovations, LLC, a privately-held company that designs and markets high tech materials. From 1975-1999, he held numerous positions at Abbott Laboratories, most recently Corporate Vice President for Diagnostic Assays and Systems. He held numerous other positions with Abbott Laboratories, including President of Dainabot Co. Ltd. and Vice President Asia Pacific. Mr. Johnston has experience in general management, product development, technology management, strategic marketing and business development. He holds an M.B.A. in General Management from the Amos Tuck School of Business Administration and a B.A. degree in Public Administration from Dartmouth College.

Jim D. Kever. Mr. Kever has served as a member of the board of directors since December 1996. He has been a member in Voyent Partners, L.L.C. since August 2001. Mr. Kever served as Co-Chief Executive Officer of the transaction services division of WebMD from June 2000 to March 2001. From March 1999 through May 2000, Mr. Kever served as Chief Executive Officer of the transaction services division of Quintiles. From August 1995 through March 1999, Mr. Kever was the President and Co-Chief Executive Officer of Envoy. Mr. Kever joined Envoy as Treasurer and General Counsel in October 1981. Mr. Kever serves on the boards of directors of 3D Systems Corporation, Transaction Systems Architects, Inc., a provider of electronic software and services payment, and Tyson Foods, Inc., a leading food production company. Mr. Kever received a B.S. in business and administration from the University of Arkansas in 1974 and a J.D. from the Vanderbilt University School of Law in 1977.

Kevin M. McNamara. Mr. McNamara has served as a member of the board of directors since May 2003. In addition, he provided financial and strategic consulting services to us from October 2001 through December 2002. Mr. McNamara has served as Executive Vice President, Chief Financial Officer and Treasurer of HealthSpring, Inc., a managed care company, since April 2005. Mr. McNamara also served as non-executive chairman from April 2005 through January 2006 of MedAvant Healthcare Solutions (f/k/a ProxyMed, Inc.), a provider of automated healthcare business and cost containment solutions for financial, administrative and clinical transactions in the healthcare payments marketplace, and served as Interim Chief Executive Officer of ProxyMed, Inc. from December 2004 through June 2005. Mr. McNamara previously served as Chief Financial Officer of HCCA International, Inc., a healthcare management and recruitment company from October 2002 to April 2005. Mr. McNamara serves on the board of directors of Tyson Foods, Inc. Mr. McNamara is a Certified Public Accountant (inactive) and holds a B.S. in Accounting from Virginia Commonwealth University and a M.B.A. from the University of Richmond.

J. Stark Thompson. Mr. Thompson has served as a member of the board of directors since June 2005. Mr. Thompson has served as Non-Executive Chairman of the board of directors of Ore Pharmaceuticals Inc. (f/k/a Gene Logic, Inc.), a commercial drug development company, since November 2004 and as a director since February 2002. Mr. Thompson is the sole proprietor of Black Horse Yachts, LLC, a manufacturer of semi-custom yachts. Mr. Thompson most recently served as President, Chief Executive Officer and Director of Life Technologies, Inc., a developer, manufacturer and supplier of products and services for life science researchers and biotechnology companies, from 1988 until his retirement in 2000. He previously held a number of research, sales, product development, operations and other positions over a 21 year career with the E. I. du Pont de Nemours and Company. He serves on the board of various private and civic organizations. Mr. Thompson has a Bachelor of Science degree from Muskingum College and a Masters of Science and Ph.D. in Physiological Chemistry from the Ohio State University.

Gerard Vaillant. Mr. Vaillant has served as a member of the board of directors since February 2005. Mr. Vaillant held a number of positions within Johnson & Johnson, a manufacturer of health care products, from 1981 through 2004. Most recently, Mr. Vaillant served as Company Group Chairman until he retired. He also served as Chairman for Ortho-Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc, and as a member of several other operating committees within Johnson & Johnson during that period. In addition, from 1992-1995, he was the Worldwide President of LifeScan, a company dedicated to improving the quality of life for people with diabetes by developing, manufacturing and marketing a wide range of blood glucose monitoring systems and software. He currently serves on the board of directors of Sensors for Medicine and Science, Inc., a development stage biotechnology company, and Tecan AG, a global provider storage and logistics systems to the life science supply industry. He holds a Masters Degree & Superior Certificate in Biochemistry & Industrial Chemistry from Paris University of Sciences and a Degree in Marketing from Ecole Superieure de Commerce de Paris.

Douglas C. Bryant. Mr. Bryant has served as Executive Vice President and Chief Operating Officer since July 2007. Previously, Mr. Bryant served as Vice President, Abbott Vascular, Asia and Japan, a division of Abbott Laboratories. Mr. Bryant previously served as Vice President, Global Commercial Operations for Abbott Diagnostics and Abbott Molecular and also ran Abbott’s Diagnostics Operations in Asia Pacific and Europe Africa and the Middle East. Mr. Bryant has over 23 years of industry experience in sales and marketing, product development, manufacturing and service and support in both the life sciences and diagnostics markets. Mr. Bryant has a Bachelor of Arts in Economics from the University of California, Davis.

Russell W. Bradley. Mr. Bradley has served as Vice President of Business Development and Strategic Planning since May 2005. Previously, Mr. Bradley spent 17 years at Beckman Coulter Corp. where he served as the Director of the Beckman Coulter CARES initiative, involved in the company’s clinical HIV/AIDS monitoring business in developing regions around the globe. During his tenure at Beckman Coulter, Mr. Bradley was involved in the evaluation, market assessment and successful commercial launch of multiple life science technologies and applications. Mr. Bradley holds a B.S. in Immunology and Biochemistry from Monash University, Melbourne, Australia.

Jeremy Bridge-Cook, Ph.D. Dr. Bridge-Cook has served as Vice President of Luminex Molecular Diagnostics since March 2007. Previously, Dr. Bridge-Cook served as Sr. Vice President, Corporate Development of Tm Bioscience Corporation. Dr. Bridge-Cook joined Tm Bioscience in July 2000 as Director of Business Development and served in various capacities thereafter, including Vice President of Business Development, Vice President of Marketing & Business Development, and finally Sr. Vice President, Corporate Development. Prior to joining Tm Bioscience, Dr. Bridge-Cook worked for three years as an Investment

Analyst at MDS Capital Corp. and University Medical Discoveries Inc. Dr. Bridge-Cook has a Ph.D. in immunology from the University of Toronto.

John C. Carrano, Ph.D. Dr. Carrano has served as Vice President, Research and Development since July 2006 and joined Luminex in July 2005. Dr. Carrano formerly served as Executive Director, Research and Development. Prior to joining Luminex, Dr. Carrano was a program manager at the Defense Advance Research Projects Agency where he led several major Defense Department programs related to biological and chemical sensing. His other recent positions include Assistant Professor of Electrical Engineering, Department of Electrical Engineering and Computer Science, United States Military Academy, and Research Scientist, U.S. Army Research Laboratory, Adelphi MD. In June 2005, Dr. Carrano retired from the military as a Lieutenant Colonel after 24 years of service. Dr. Carrano received his B.S., from the United States Military Academy, West Point, in 1981, and received his M.S. and Ph.D. in Electrical Engineering from the University of Texas at Austin. Dr. Carrano is also a graduate of the U.S. Army Command and General Staff College.

Harriss T. Currie. Mr. Currie has served as Vice President, Finance, Treasurer and Chief Financial Officer since October 2003. Since joining us in November of 1998, Mr. Currie previously served in the capacities of Controller, Treasurer and Acting Chief Financial Officer. Prior to joining us, he was employed as the Chief Financial Officer, Secretary and Treasurer of SpectraCell Laboratories, a specialized clinical testing laboratory company, from 1993 to 1998 where he also served as Vice President of Finance for two subsidiary companies. Mr. Currie earned his B.B.A. from Southwestern University and his M.B.A. in Finance and Marketing from The University of Texas at Austin. Prior to returning to graduate school for his M.B.A., Mr. Currie was a certified public accountant with Deloitte & Touche LLP.

Gregory J. Gosch. Mr. Gosch has served as Vice President, Luminex Bioscience Group since March 2008. Mr. Gosch previously served in the capacity of Vice President, Marketing and Sales and joined us in October 2004. Before joining Luminex, Mr. Gosch served as Senior Director of Sales and Marketing for Nanogen, a provider of advanced diagnostic products, from 1999 to 2004 where he was responsible for worldwide marketing and U.S. sales. From 1997 to 1999, he served as Market Development Manager for Chiron Corporation, a global biopharmaceutical company. In addition, Mr. Gosch has held various sales and marketing positions at Meridian Diagnostics and Bio-Rad Laboratories, Inc. Mr. Gosch holds an M.B.A. from the Carlson School of Management, a Masters of Health Care Administration from the School of Public Health, both of the University of Minnesota, and a B.A. in Molecular, Cellular and Developmental Biology from the University of Colorado.

David S. Reiter. Mr. Reiter has served as Vice President, General Counsel and Corporate Secretary since October 2003. Prior to becoming General Counsel, Mr. Reiter was in private practice with the firm of Phillips & Reiter, PLLC, which provides outsourced general counsel services for technology companies. Before co-founding the firm, Mr. Reiter was Vice President and General Counsel for 724 Solutions Inc., a provider of mobile commerce software solutions and applications (NASDAQ: SVNX). Earlier in his career, Mr. Reiter served as senior counsel for Compaq Computer Corporation, supporting the Worldwide Sales & Services, Supply Chain Management and Consumer Products Group. Mr. Reiter is a graduate of the University of Southern California (Juris Doctorate/Master of International Relations), holds an M.B.A. from the University of Sheffield, UK and a B.A. in Government from the University of Notre Dame. Mr. Reiter is a member of the Texas Bar and the American Bar Association and is on the Board of Directors for the Austin Chamber of Commerce.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information known to us regarding the ownership of our common stock as of May 31, 2008 (except as otherwise indicated below) by (i) each director, (ii) each executive officer, (iii) all directors and executive officers as a group and (iv) each person known to us to own beneficially 5% or more of our outstanding common stock.

The information set forth below includes shares of common stock directly and indirectly owned and shares of common stock underlying currently exercisable options, as well as those options which will become exercisable within 60 days of May 31, 2008. Except as otherwise indicated, the named persons below have sole voting and dispositive power with respect to beneficially owned shares.

	Common Stock Beneficially Owned
	Number of	Total as a Percentage of Shares Outstanding
Beneficial Owner	Shares Owned (1)	Before Offering	After Offering (2)

Directors and Executive Officers (3)

G. Walter Loewenbaum II (4)	1,756,000	4.7%	4.3%
Patrick J. Balthrop, Sr.	866,942	2.3%	2.1%
Robert J. Cresci (5)	232,396	*	*
Thomas W. Erickson	298,157	*	*
Fred C. Goad, Jr. (6)	296,555	*	*
Jay B. Johnston (7)	74,883	*	*
Jim D. Kever (8)	170,911	*	*
Kevin M. McNamara	125,404	*	*
J. Stark Thompson	22,289	*	*
Gerard Vaillant	39,878	*	*
Douglas C. Bryant	79,261	*	*
Russell W. Bradley	69,845	*	*
Jeremy Bridge-Cook, Ph.D.	18,276	*	*
John C. Carrano, Ph.D.	53,845	*	*
Harriss T. Currie	279,062	*	*
Gregory J. Gosch	120,172	*	*
David S. Reiter	169,938	*	*
All directors and executive officers as a group (17 persons)	4,673,814	12.1%	11.1%

Other 5% Stockholders

St. Denis J. Villere & Company, LLC (9) 210 Baronne Street, Suite 808 New Orleans, LA 70112	5,215,278	14.1%	12.9%

Barclays Global Investors, N.A. (10) 45 Fremont Street San Francisco, CA 94105	1,517,204	4.1%	3.7%

*	Less than 1%.

(1)	Includes shares attributable to shares of common stock not outstanding but subject to currently exercisable options (as well as those options which will become exercisable within 60 days of May 31, 2008) as follows: Mr. Loewenbaum-100,000 shares; Mr. Balthrop-509,844 shares; Mr. Cresci-45,200 shares; Mr. Erickson-262,500 shares; Mr. Goad-10,000 shares; Mr. Johnston-15,000 shares; Mr. Kever-45,200 shares; Mr. McNamara-95,000 shares; Mr. Thompson-0 shares;
Mr. Vaillant-15,000 shares; Mr. Currie-212,474 shares; Mr. Reiter-122,605 shares;

Dr. Bridge-Cook-9,218 shares; Mr. Gosch-73,786 shares; Mr. Bradley-2,171 shares;
Dr. Carrano-4,343 shares; Mr. Bryant-10,833 shares; and all directors and executive officers as a group-1,533,174 shares.

(2)	Does not reflect exercise of underwriters’ over-allotment option.

(3)	The applicable address for all directors and named executive officers is c/o Luminex Corporation, 12212 Technology Boulevard, Austin, Texas 78727.

(4)	Does not include 1,236,508 shares held by Mr. Loewenbaum’s wife, Lillian Loewenbaum; 10,014 shares held by a trust for the benefit of Lillian Loewenbaum of which Lillian Loewenbaum is the trustee; and 127,472 shares held by a trust for the benefit of Mr. Loewenbaum’s descendants which has an independent trustee and over which Mr. Loewenbaum neither has nor shares investment or voting power.

(5)	Mr. Cresci has granted a security interest in 160,650 shares directly owned by him as collateral for a loan.

(6)	Includes 4,810 shares held by a trust of which Mr. Goad is the trustee. Mr. Goad disclaims beneficial ownership of the shares held by the trust.

(7)	Includes 8,000 shares held by JK Investments II, a limited partnership managed by Mr. Johnston and his wife and of which a trust for the benefit of Mr. Johnston’s children is the limited partner.

(8)	Does not include 51,212 shares held by a trust for the benefit of Mr. Kever’s children. Mr. Kever disclaims beneficial ownership of the shares held by the trust.

(9)	This information is as of December 31, 2007, and is based solely on a Schedule 13G/A filed by St. Denis J. Villere & Company on January 15, 2008. St. Denis J. Villere & Company is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and reports sole voting and dispositive power as to 808,973 shares and shared voting and dispositive power as to 4,406,305 shares.

(10)	This information is as of December 31, 2007, and is based solely on a Schedule 13G filed by Barclays Global Investors, N.A. on January 22, 2008. Barclays Global Investors, N.A. is a Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and reports sole voting power as to 1,401,793 shares and sole dispositive power as to 1,517,204 shares.

MATERIAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income and estate tax considerations applicable to a non-U.S. holder (as defined below) with respect to the acquisition, ownership and disposition of our common stock as of the date hereof. This discussion is for general information only and is not tax advice. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes, neither a partnership nor any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust, in general, if (a) a United States court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

If an entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in such partnership generally depends on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisers.

An individual may be treated as a resident of the United States in any calendar year for United States Federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during the current calendar year and the two immediately preceding calendar years. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income purposes as if they were United States citizens.

This discussion does not consider:

•	United States state and local or non-United States tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the United States tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences to the stockholders or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid United States federal income tax;

•	special tax rules that may apply to particular non-U.S. holders, including financial institutions, insurance companies, tax-exempt organizations, United States expatriates, broker-dealers and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment.

The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, applicable United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus supplement, and all of which are subject to change, retroactively or prospectively. Any changes could alter the tax consequences to non-U.S. holders described in this prospectus supplement. The following discussion also assumes that a non-U.S. holder holds our common stock as a capital asset.

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISER REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Distributions on Our Common Stock

Distributions on our common stock generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, the excess will be treated first as a tax-free return of your adjusted tax basis in our common stock and thereafter as capital gain, subject to the tax treatment described below in “—Sale, Exchange or Other Disposition of Our Common Stock.”

The gross amount of dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of United States federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty.

If you are a non-U.S. holder and conduct a trade or business within the United States, you generally will be taxed at ordinary United States federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of such trade or business or, if certain tax treaties apply, on dividends that are attributable to your permanent establishment in the United States, and such dividends will not be subject to the withholding described above. If you are a non-United States corporation, you may also be subject to a 30% “branch profits tax” unless you qualify for a lower rate under an applicable United States income tax treaty.

Generally, to claim the benefit of any applicable United States tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), before the distributions are made. These forms must be periodically updated. If you are a non-U.S. holder, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, Exchange or Other Disposition of Our Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of trade or business in the United States and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. Federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the non-U.S. holder held our common stock.

We have determined that we are not, and we believe we will not become, a United States real property holding corporation.

An individual non-U.S. holder described in the first bullet point immediately above is taxed on the non-U.S. holder’s gains (including gain from the sale of our common stock, net of applicable United States source losses incurred on sales or exchanges of other capital assets during the year) at a flat rate of 30%.

Other non-U.S. holders who may be subject to United States federal income tax on the disposition of our common stock will be taxed on the disposition in the same manner in which citizens or residents of the United States would be taxed.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States will be included in the individual’s gross estate for United States federal estate tax purposes. Such shares, therefore, may be subject to United States federal estate tax unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

United States backup withholding and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, common stock within the United States, or by a United States payor or United States middleman, to a holder of common stock, that is not an exempt recipient (which includes a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding from such payments of dividends or proceeds, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding requirements. The backup withholding rate currently is 28%.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE APPLICATION OF THE INFORMATION REPORTING AND BACKUP WITHHOLDING RULES TO THEM.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities Inc. and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares

J.P. Morgan Securities Inc.	1,312,501
UBS Securities LLC	1,312,501
Avondale Partners, LLC	291,666
Canaccord Adams Inc.	291,666
Leerink Swann LLC	291,666

Total	3,500,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.7168 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.1000 per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 525,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $1.1946 per share. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise

Per share	$1.1946	$1.1946
Total to be paid by us	$4,181,100	$4,808,265

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.0 million.

We, our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc. and UBS Securities LLC, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	any shares of common stock issued by us upon the exercise of options granted under existing employee stock option plans; or

•	with respect to our directors and executive officers:

•	transfers of shares of common stock as a bona fide gift or gifts;

•	transfers of shares of common stock either during the director or executive officer’s lifetime or upon death by will or intestacy to an immediate family or to a trust, the beneficiaries of which are the director or executive officer and a member or members of their immediate family;

•	transfers of shares of common stock to an affiliate (as that term is defined in Rule 405 under the Securities Act of 1933, as amended) of the director or executive officer or as a transfer or distribution to their partners, members or stockholders; or

•	transfers of shares of common stock pursuant to any contract, instruction or plan complying with Rule 10b5-1 of the Regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that has been entered into by the undersigned prior to the date of this Agreement;

provided that, in the case of the first three bullets above, (i) the recipient of such gift, transfer or distribution thereof agrees to be bound in writing by the restrictions set forth herein, and (ii) no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the NASDAQ Global Market under the symbol “LMNX.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the NASDAQ Global Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Certain legal matters will be passed upon for Luminex by Bass, Berry & Sims PLC, Nashville, Tennessee. The underwriters are being represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

The audited consolidated financial statements of our company and the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The audited consolidated financial statements of Tm Bioscience Corporation for the years ended December 31, 2006 and 2005, included as Exhibit 99.2 of our Form 8-K filed on March 1, 2007, as amended on May 9, 2007 and incorporated by reference in this prospectus supplement, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report and related Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference thereon incorporated by reference elsewhere herein and are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except the information contained in such documents to the extent that it is “furnished” and not “filed”):

1.	Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 14, 2008.

2.	All information in our proxy statement filed with the SEC on April 21, 2008 to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2007.

3.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed on May 9, 2008.

4.	Exhibit 99.2 to our Form 8-K filed on March 1, 2007 and as amended on May 9, 2007.

5.	Current Reports, filed on Form 8-K on March 5, 2008, March 28, 2008 and May 29, 2008.

6.	The description of the Registrant’s Common Stock, par value $0.001 per share, contained in our Registration Statement on Form 8-A, filed with the SEC on March 27, 2000, and the description of the Stock Rights contained in our Registration Statement on Form 8-A, filed with the SEC on June 21, 2001, and including all other amendments and reports filed for the purpose of updating such descriptions.

7.	All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering.

Notwithstanding the foregoing, we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any other prospectus supplement modifies or supersedes such statement.

Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

You may request, and we will provide, a copy of our filings incorporated by reference at no cost, by writing or telephoning us at the following address:

Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
Attn: Corporate Secretary
Telephone: (512) 219-8020

This prospectus supplement is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus, any other prospectus supplement or free writing prospectus or any document to which we have referred you. We have not authorized anyone else to provide you with information that is different. This prospectus supplement and the accompanying prospectus and any other prospectus supplement or free writing prospectus may be used only where it is legal to sell these securities. The information in this prospectus supplement and the accompanying prospectus or any other prospectus supplement or free writing prospectus is current only as of the date on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Our web site address is www.luminexcorp.com. Please note that our web site address is provided as an inactive textual reference only. The information provided on our web site is not part of this prospectus supplement or the accompanying prospectus, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus supplement or the accompanying prospectus. We make available free of charge through our web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

PROSPECTUS

Debt Securities
Common Stock
Preferred Stock
Warrants

From time to time, we may offer to sell debt securities, common stock, preferred stock or warrants under this prospectus. This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in supplements to this prospectus that contain specific information about the offering and the terms of the securities.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers. These securities may also be resold by securities holders. An accompanying prospectus supplement will set forth the names of any underwriters or agents involved in the sale of securities in respect of which this prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

Our common stock is traded on the NASDAQ Global Market under the symbol “LMNX.”

Our principal executive offices are located at 12212 Technology Boulevard, Austin, Texas 78727. Our telephone number is (512) 219-8020.

This prospectus may not be used to offer or consummate sales of these securities unless accompanied by a prospectus supplement.

Investing in our securities involves a high degree of risk. You should consider carefully the risks under the caption “Risk Factors” on page 4 of this prospectus and included in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, as supplemented or revised by our subsequent Quarterly Reports on Form 10-Q and under the caption “Risk Factors” in any applicable prospectus supplement, before you invest in any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 16, 2008.

YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN A PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE WILL NOT MAKE AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER AND SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE, IS ACCURATE ONLY AS OF ITS DATE. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

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ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of the securities registered in one or more offerings from time to time. Each time we sell securities, we will provide a prospectus supplement and may provide other offering materials that will contain specific information about the terms of that offering. The prospectus supplement or other offering materials may also add, update or change information contained in this prospectus. Before purchasing any securities, you should read both this prospectus and any prospectus supplement or other offering materials, together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Information by Reference” in this prospectus.

This prospectus and any accompanying prospectus supplement do not contain all of the information included in the registration statement. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3 of which this prospectus is a part, including its exhibits. Statements contained in this prospectus and any accompanying prospectus supplement about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

Unless expressly stated or the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Luminex” refer to Luminex Corporation, a Delaware corporation, and its consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus, including any accompanying prospectus supplement and the documents incorporated by reference herein and therein, contains statements that are forward-looking statements as defined within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). Forward-looking statements give our current expectations or forecasts of future events. All statements other than statements of current or historical fact contained in this prospectus or any accompanying prospectus supplement, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “projects,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are based on our current plans and actual future activities, and our results of operations may be materially different from those set forth in the forward-looking statements as a result of known or unknown risks and uncertainties, including, among other things:

•	risks and uncertainties relating to market demand and acceptance of our products and technology,

•	dependence on strategic partners for development, commercialization and distribution of products,

•	concentration of our revenue in a limited number of strategic partners,

•	fluctuations in quarterly results due to a lengthy and unpredictable sales cycle and bulk purchases of consumables,

•	our ability to scale manufacturing operations and manage operating expenses, gross margins and inventory levels,

•	potential shortages of components,

•	competition,

•	our ability to successfully launch new products,

•	the timing of regulatory approvals,

•	the implementation, including any modification, of our strategic operating plans,

•	the uncertainty regarding the outcome or expense of any litigation brought against us,

•	risks relating to our foreign operations, and

•	risks and uncertainties associated with implementing our acquisition strategy and the ability to integrate acquired companies, including Luminex Molecular Diagnostics, or selected assets into our consolidated business operations, including the ability to recognize the benefits of our acquisitions.

Many of these risks, uncertainties and other factors are beyond our control and are difficult to predict. New factors may also emerge from time to time that could adversely affect our business. It is not possible for us to predict all of the factors that may from time to time affect our business or to assess the potential impact of each such factor. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made, and, except to fulfill our obligations under the United States securities laws, we undertake no obligation to update any such statement to reflect events or circumstances after the date on which it is made. We qualify all of the information presented in this prospectus and any accompanying prospectus supplement (and the information incorporated by reference herein and therein), and particularly our forward-looking statements, by the cautionary statements described above and in the section of this prospectus entitled “Risk Factors.”

LUMINEX CORPORATION

We develop, manufacture and sell proprietary biological testing technologies and products with applications throughout the life sciences industry. The life sciences industry depends on a broad range of tests, called bioassays, to perform diagnostic tests, discover and develop new drugs and identify genes. Our xMAP® technology, an open architecture, proprietary multiplexing technology, allows simultaneous analysis of multiple bioassays from a small sample volume, typically a single drop of fluid, by reading biological tests on the surface of microscopic polystyrene beads called microspheres. xMAP technology combines this miniaturized liquid array bioassay capability with small lasers, digital signal processors and proprietary software to create a system offering advantages in speed, precision, flexibility and cost. Our xMAP technology is currently being used within various segments of the life sciences industry which includes the fields of drug discovery and development, clinical diagnostics, genetic analysis, bio-defense, protein analysis and biomedical research.

We have established a position in the life sciences industry by developing and delivering products that meet customer and partner needs in specific market segments. These needs are addressed by our proprietary technology, xMAP Technology, which allows the end-user in a laboratory to perform biological testing in a multiplexed format. Multiplexing allows many different laboratory results to be generated from a single sample at one time. This is important because our end-user customers and partners, which include laboratory professionals performing research, clinical laboratories performing tests on patients as ordered by a physician and other laboratories, have a fundamental need to perform high quality testing as efficiently as possible. Until the availability of multiplexing technology such as xMAP, the laboratory professional had to perform one test on one sample in a sequential manner, and if additional testing was required on that sample, a second procedure would be performed to generate the second result, and so on until all the necessary tests were performed. By using xMAP technology, these end-users have the opportunity to become more efficient by generating multiple simultaneous results per sample. We are currently developing next generation systems with significantly higher multiplexing capabilities that will provide us with the ability to address unmet customer and partner needs in existing and new market segments.

We have adopted a business model built around strategic partnerships. We have licensed our xMAP technology to other companies, who then develop products that incorporate the xMAP technology into products that they sell to the end-user. We develop and manufacture the proprietary xMAP laboratory instrumentation and the proprietary xMAP microspheres and sell these products to our partners. Our partners sell xMAP instrumentation, xMAP-based reagent consumable products or xMAP-based testing services, which run on the xMAP instrumentation, to the end-user customer, typically a testing laboratory. When our partners sell an xMAP-based consumable product or xMAP based testing service to their customer, we earn a royalty on the sale from the partner.

A fundamental component of our strategy over the past two years has been to augment the partnership model with a distribution model, designed to take advantage of our increasing installed base of xMAP-based instrumentation. We established the Luminex Bioscience Group, which we refer to as LBG, in 2005, with the charter of developing products that would be complementary to our partners’ products, that we would take responsibility for manufacturing on their behalf and that our partners would then sell to the end-user, thereby leveraging both our existing distribution channels and our existing installed base of instrumentation. LBG introduced their first two products in late 2006 and launched several assay products in 2007.

On March 1, 2007, we completed our acquisition of Tm Bioscience, now a wholly-owned subsidiary of the Company and known as Luminex Molecular Diagnostics, or LMD, of Toronto, Canada. LMD is a molecular diagnostics company and focuses its resources on building a commercialization engine for the design, development, manufacture, marketing and selling of genetic tests, also referred to as “DNA-based tests,” “nucleic acid tests” or “molecular diagnostics.” LMD focuses on leveraging this engine in order to become a market leader in at least one of the three segments of the genetic testing market for which it was developing products: human genetics, personalized medicine and infectious disease. We completed the integration of LMD during 2007, and we believe the combined company is in a position to take advantage of the complementary strengths of both companies in molecular diagnostics.

Luminex was incorporated under the laws of the State of Texas in May 1995 and began commercial production of our Luminex 100 System in 1999. We were reincorporated in the State of Delaware in July 2000. Our shares of common stock are traded on the NASDAQ Global Market under the symbol “LMNX.” Our principal executive offices are located at 12212 Technology Blvd., Austin, Texas 78727, and our telephone number is (512) 219-8020. Our web site address is www.luminexcorp.com. Please note that our web site address is provided as an inactive textual reference only. The information provided on our web site is not part of this prospectus and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus.

RISK FACTORS

Investing in our securities involves risks. You are advised to read carefully the information under the caption “Item 1A. Risk Factors” in our most recent annual report filed on Form 10-K and under “Item 1A. Risk Factors” in our quarterly reports on Form 10-Q, and in documents we file with the SEC after the date of this prospectus and which are incorporated by reference into this prospectus, as described below under the heading “Incorporation of Information by Reference.” Before making an investment decision, you should carefully consider these risks as well as other information we incorporate by reference in this prospectus. The risks and uncertainties that we have described are not the only ones facing us. The prospectus supplement applicable to each offering of securities will contain additional information about risks applicable to an investment in us and our securities.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated.

	Fiscal Quarter
	Ended	Fiscal Year Ended December 31,
	March 31, 2008	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges(1)	—	—	45,340	—	—	—
Ratio of earnings to combined fixed charges and preferred security dividends(1)(2)	—	—	45,340	—	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges and the ratio of our combined fixed charges and preferred security dividends to earnings, earnings consist of consolidated pretax income from continuing operations plus fixed charges. Fixed charges consist of interest expense, net amortization of debt premium, and the interest portion of rental expense. Earnings were insufficient to cover fixed charges by $4.9 million in 2003, $3.6 million in 2004, $2.6 million in 2005, $1.8 million in 2007, and $996,000 in the three months ended March 31, 2008. For the years ended December 31, 2003, 2004, 2005 and 2007, and the three months ended March 31, 2008 set forth in the table above, we had no earnings and are therefore unable to calculate the ratio of combined fixed charges and preference dividends to earnings.

(2)	During each of these periods, the company had no preferred securities outstanding.

USE OF PROCEEDS

Unless otherwise specified in an applicable prospectus supplement, we currently intend to use the proceeds we receive from the offered securities for general corporate purposes, which include potential acquisitions of, or investments in, companies and technologies that complement our business, research and development, capital expenditures, additions to working capital and any other purpose specified in any prospectus supplement. The amount of securities offered from time to time pursuant to this prospectus or any prospectus supplement, and the precise amounts and timing of the application of net proceeds from the sale of these securities, will depend on our funding requirements, whether related to acquisitions or general corporate purposes. If at the time of an issuance of securities we elect to make different or more specific use of proceeds than described in this prospectus, such use will be described in the prospectus supplement relating to those securities. We will not receive the net proceeds of sales by selling securities holders, if any.

DESCRIPTION OF DEBT SECURITIES

This prospectus describes certain general terms and provisions of the debt securities. The debt securities will be issued under an indenture between us and The Bank of New York Trust Company, N.A., as trustee. When we offer to sell a particular series of debt securities, we will describe the specific terms for the securities in a supplement to this prospectus. The prospectus supplement will also indicate whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

We have summarized herein certain terms and provisions of the indenture. The summary is not complete and is qualified in its entirety by reference to the actual text of the indenture. The indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the indenture for the provisions which may be important to you. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture does not limit the amount of debt securities which we may issue. We may issue debt securities up to an aggregate principal amount as we may authorize from time to time. The prospectus supplement will describe the terms of any debt securities being offered, including:

•	classification as senior or subordinated debt securities;

•	ranking of the specific series of debt securities relative to other outstanding indebtedness, including subsidiaries’ debt;

•	if the debt securities are subordinated, the aggregate amount of outstanding indebtedness, as of a recent date, that is senior to the subordinated securities, and any limitation on the issuance of additional senior indebtedness;

•	the designation, aggregate principal amount and authorized denominations;

•	the maturity date;

•	the interest rate, if any, and the method for calculating the interest rate;

•	the interest payment dates and the record dates for the interest payments;

•	any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertibility provisions;

•	the place where we will pay principal and interest;

•	if other than denominations of $1,000 or multiples of $1,000, the denominations the debt securities will be issued in;

•	whether the debt securities will be issued in the form of global securities or certificates;

•	the applicability of and additional provisions, if any, relating to the defeasance of the debt securities;

•	the currency or currencies, if other than the currency of the United States, in which principal and interest will be paid;

•	the dates on which premium, if any, will be paid;

•	our right, if any, to defer payment of interest and the maximum length of this deferral period; and

•	other specific terms, including any additional events of default or covenants.

Senior Debt

Senior debt securities will rank equally and pari passu with all of our other unsecured and unsubordinated debt from time to time outstanding.

Subordinated Debt

Subordinated debt securities will be subordinate and junior in right of payment, to the extent and in the manner set forth in the indenture, to all of our “senior indebtedness” from time to time outstanding. The indenture defines “senior indebtedness” as obligations or indebtedness of, or guaranteed or assumed by, us for borrowed money, whether or not represented by bonds, debentures, notes or similar instruments and amendments, renewals, extensions, modifications and refundings of any such obligations or indebtedness. “Senior indebtedness” does not include any indebtedness or other obligations specifically designated as not being senior indebtedness.

In general, the holders of all senior indebtedness are first entitled to receive payment of the full amount unpaid on senior indebtedness before the holders of any of the subordinated debt securities or coupons are entitled to receive a payment on account of the principal or interest on the indebtedness evidenced by the subordinated debt securities in certain events. These events include:

•	any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings which concern us or a substantial part of our property;

•	a default having occurred for the payment of principal, premium, if any, or interest on or other monetary amounts due and payable on any senior indebtedness or any other default having occurred concerning any senior indebtedness, which permits the holder or holders of any senior indebtedness to accelerate the maturity of any senior indebtedness with notice or lapse of time, or both. Such an event of default must have continued beyond the period of grace, if any, provided for such event of default, and such an event of default shall not have been cured or waived or shall not have ceased to exist; or

•	the principal of, and accrued interest on, any series of the subordinated debt securities having been declared due and payable upon an event of default pursuant to section 5.02 of the indenture. This declaration must not have been rescinded and annulled as provided in the indenture.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement or the information incorporated by reference in this prospectus will set forth the approximate amount of senior indebtedness outstanding as of the end of the most recent fiscal quarter.

Merger, Consolidation or Sale of Assets

The indenture prohibits us from merging into or consolidating with any other person or selling, leasing or conveying substantially all of our assets and the assets of our Subsidiaries, taken as a whole, to any person, unless:

•	either we are the continuing corporation or the successor corporation or the person which acquires by sale, lease or conveyance substantially all our or our Subsidiaries’ assets is a corporation organized under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes the due and punctual payment of the principal of, and premium, if any, and interest on all the debt securities and the due and punctual performance and observance of every covenant of the indenture to be performed or observed by us, by supplemental indenture satisfactory to the trustee, executed and delivered to the trustee by such corporation;

•	no Event of Default described under the caption “Events of Default and Remedies” or event which, after notice or lapse of time or both would become an Event of Default, has happened and is continuing; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture comply with the indenture provisions relating to merger, consolidation and sale of assets.

Upon any consolidation or merger with or into any other person or any sale, conveyance, lease, or other transfer of all or substantially all of our or our Subsidiaries’ assets to any person, the successor person shall succeed, and be substituted for, us under the indenture and each series of outstanding debt securities, and we shall be relieved of all obligations and covenants under the indenture and each series of outstanding debt securities to the extent we were the predecessor person.

Events of Default and Remedies

When we use the term “Event of Default” in the indenture with respect to the debt securities of any series, we mean:

(1) default in paying interest on the debt securities when it becomes due and the default continues for a period of 30 days or more;

(2) default in paying principal, or premium, if any, on the debt securities when due;

(3) default is made in the payment of any sinking or purchase fund or analogous obligation when the same becomes due, and such default continues for 30 days or more;

(4) default in the performance, or breach, of any covenant or warranty in the indenture (other than defaults specified in clause (1), (2) or (3) above) and the default or breach continues for a period of 60 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series;

(5) we default in the payment of any scheduled principal of or interest on any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the debt securities), aggregating more than $10 million in principal amount, when due and payable after giving effect to any applicable grace period;

(6) we default in the performance of any other term or provision of any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the debt securities) in excess of $10 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debt securities then outstanding of any series, a written notice specifying such default or defaults;

(7) one or more judgments, decrees, or orders is entered against us or any of our Significant Subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $10 million, and the continuance of such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount of the judgment, decree or order is due without a stay of execution;

(8) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us have occurred; and

(9) any other Events of Default set forth in a prospectus supplement.

If an Event of Default (other than an Event of Default specified in clause (5), (6) or (7)) under the indenture occurs with respect to the debt securities of any series and is continuing, then the trustee or the holders of not less than 51% of the principal amount of the outstanding debt securities of that series may by written notice require us to repay immediately the entire principal amount of the outstanding debt securities of that series (or such lesser amount as may be provided in the terms of the securities), together with all accrued and unpaid interest and premium, if any.

If an Event of Default under the indenture specified in clause (5), (6) or (7) occurs and is continuing, then the entire principal amount of the outstanding debt securities (or such lesser amount as may be provided in the terms of the securities) will automatically become due and payable immediately without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration, the holders of a majority in principal amount of outstanding debt securities of any series may rescind this accelerated payment requirement if all existing Events of Default, except for nonpayment of the principal on the debt securities of that series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in principal amount of the outstanding debt securities of any series also have the right to waive past defaults, except a default in paying principal or interest on any outstanding debt security, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the debt securities of that series.

Holders of not less than 51% of the principal amount of the outstanding debt securities of a series may seek to institute a proceeding only after they have notified the Trustee of a continuing Event of Default in writing and made a written request, and offered reasonable indemnity, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the outstanding debt securities of that series. These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of the payment of principal, interest or any premium on or after the due dates for such payment.

During the existence of an Event of Default actually known to a responsible officer of the trustee, the trustee is required to exercise the rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity reasonably satisfactory to the trustee. Subject to certain provisions, the holders of a majority in principal amount of the outstanding debt securities of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after receiving notice of any default, give notice of the default to the holders of the debt securities of that series, unless the default was already cured or waived. Unless there is a default in paying principal, interest or any premium when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders. In the case of a default specified in clause (4) above, no notice of default to the holders of the debt securities of that series will be given until 60 days after the occurrence of the event of default.

Modification and Waiver

The indenture may be amended or modified without the consent of any holder of debt securities in order to:

•	evidence a successor to the trustee;

•	cure ambiguities, defects or inconsistencies;

•	provide for the assumption of our obligations in the case of a merger or consolidation or transfer of all or substantially all of our assets that complies with the covenant described under “— Merger, Consolidation or Sale of Assets”;

•	make any change that would provide any additional rights or benefits to the holders of the debt securities of a series;

•	add guarantors or co-obligors with respect to the debt securities of any series;

•	secure the debt securities of a series;

•	establish the form or forms of debt securities of any series;

•	add additional Events of Default with respect to the debt securities of any series;

•	maintain the qualification of the indenture under the Trust Indenture Act; or

•	make any change that does not adversely affect in any material respect the interests of any holder.

Other amendments and modifications of the indenture or the debt securities issued may be made with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of each series affected by the amendment or modification. However, no modification or amendment may, without the consent of the holder of each outstanding debt security affected:

•	reduce the principal amount, or extend the fixed maturity, of the debt securities;

•	alter or waive the redemption or repayment provisions of the debt securities;

•	change the currency in which principal, any premium or interest is paid;

•	reduce the percentage in principal amount outstanding of debt securities of any series which must consent to an amendment, supplement or waiver or consent to take any action;

•	impair the right to institute suit for the enforcement of any payment on the debt securities;

•	waive a payment default with respect to the debt securities;

•	reduce the interest rate or extend the time for payment of interest on the debt securities;

•	adversely affect the ranking of the debt securities of any series; or

•	release any guarantor or co-obligor from any of its obligations under its guarantee or the indenture, except in compliance with the terms of the indenture.

Satisfaction, Discharge and Covenant Defeasance

We may terminate our obligations under the indenture with respect to the outstanding debt securities of any series, when:

•	either:

•	all debt securities of any series issued that have been authenticated and delivered have been delivered to the trustee for cancellation; or

•	all the debt securities of any series issued that have not been delivered to the trustee for cancellation have become due and payable, will become due and payable within one year, or are to be called for redemption within one year and we have made arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name and at our expense, and in each case, we have irrevocably deposited or caused to be deposited with the trustee sufficient funds to pay and discharge the entire indebtedness on the series of debt securities; and

•	we have paid or caused to be paid all other sums then due and payable under the indenture; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

We may elect to have our obligations under the indenture discharged with respect to the outstanding debt securities of any series (“legal defeasance”). Legal defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities of such series under the indenture, except for:

•	the rights of holders of the debt securities to receive principal, interest and any premium when due;

•	our obligations with respect to the debt securities concerning issuing temporary debt securities, registration of transfer of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee; and

•	the defeasance provisions of the indenture.

In addition, we may elect to have our obligations released with respect to certain covenants in the indenture (“covenant defeasance”). If we so elect, any failure to comply with these obligations will not constitute a default or an event of default with respect to the debt securities of any series. In the event covenant defeasance occurs, certain events, not including non-payment, bankruptcy and insolvency events, described under “Events of Default and Remedies” will no longer constitute an event of default for that series.

In order to exercise either legal defeasance or covenant defeasance with respect to outstanding debt securities of any series:

•	we must irrevocably have deposited or caused to be deposited with the trustee as trust funds for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the debt securities of a series:

•	money in an amount; or

•	U.S. government obligations (or equivalent government obligations in the case of debt securities denominated in other than U.S. dollars or a specified currency) that will provide, not later than one day before the due date of any payment, money in an amount; or

•	a combination of money and U.S. government obligations (or equivalent government obligations, as applicable),

in each case sufficient, in the written opinion (with respect to U.S. or equivalent government obligations or a combination of money and U.S. or equivalent government obligations, as applicable) of a nationally recognized firm of independent public accountants to pay and discharge, and which shall be applied by the trustee to pay and discharge, all of the principal (including mandatory sinking fund payments), interest and any premium at due date or maturity;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of the debt securities of that series will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit, defeasance and discharge to be effected and will be subject to the same Federal income tax as would be the case if the deposit, defeasance and discharge did not occur;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for Federal income tax purposes as a result of the deposit and covenant defeasance to be effected and will be subject to the same Federal income tax as would be the case if the deposit and covenant defeasance did not occur;

•	no event of default or default with respect to the outstanding debt securities of that series has occurred and is continuing at the time of such deposit after giving effect to the deposit or, in the case of legal defeasance, no default relating to bankruptcy or insolvency has occurred and is continuing at any time on or before the 91st day after the date of such deposit, it being understood that this condition is not deemed satisfied until after the 91st day;

•	the legal defeasance or covenant defeasance will not cause the trustee to have a conflicting interest within the meaning of the Trust Indenture Act, assuming all debt securities of a series were in default within the meaning of such Act;

•	the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which we are a party;

•	the legal defeasance or covenant defeasance will not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless the trust is registered under such Act or exempt from registration; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent with respect to the defeasance or covenant defeasance have been complied with.

Certain Definitions

“Indebtedness” means:

•	any liability of any person for borrowed money, or evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations but excluding Trade Payables), or for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

•	any of the foregoing liabilities of another that a person has guaranteed, that is recourse to such person, or that is otherwise its legal liability;

•	mandatorily redeemable preferred or preference stock of one of our Subsidiaries held by anyone other than us or one of our Subsidiaries; and

•	any amendment, supplement, modification, deferral, renewal, extension, or refunding of any liability of the types referred to in the foregoing clauses.

“Subsidiary” means any corporation, partnership or other entity of which at the time of determination we own or control directly or indirectly capital stock or equivalent interests having more than 50% of the total voting power of the capital stock or equivalent interests.

“Trade Payables” means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials, finished products, inventory or services.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for all debt securities. We may change the paying agent or registrar for any series of debt securities without prior notice, and we or any of our Subsidiaries may act as paying agent or registrar.

Forms of Securities

Each debt security will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of the series of debt securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities represented by these global securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Global Securities

Registered Global Securities

We may issue the registered debt securities in the form of one or more fully registered global securities that will be deposited with a depositary or its custodian identified in the applicable prospectus supplement and registered in the name of that depositary or its nominee. In those cases, one or more registered global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal or face amount of the securities to be represented by registered global securities. Unless and until it is exchanged in whole for securities in definitive registered form, a registered global security may not be transferred except as a whole by and among the depositary for the registered global security, the nominees of the depositary or any successors of the depositary or those nominees.

If not described below, any specific terms of the depositary arrangement with respect to any securities to be represented by a registered global security will be described in the prospectus supplement relating to those securities. We anticipate that the following provisions will apply to all depositary arrangements.

Ownership of beneficial interests in a registered global security will be limited to persons, called participants, that have accounts with the depositary or persons that may hold interests through participants. Upon the issuance of a registered global security, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal or face amounts of the securities beneficially owned by the participants. Any dealers, underwriters or agents participating in the distribution of the securities will designate the accounts to be credited. Ownership of beneficial interests in a registered global security will be shown on, and the transfer of ownership interests will be effected only through, records maintained by the depositary, with respect to interests of participants, and on the records of participants, with respect to interests of persons holding through participants. The laws of some states may require that some purchasers of securities take physical delivery of these securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in registered global securities.

So long as the depositary, or its nominee, is the registered owner of a registered global security, that depositary or its nominee, as the case may be, will be considered the sole owner or holder of the securities represented by the registered global security for all purposes under the indenture. Except as described below, owners of beneficial interests in a registered global security will not be entitled to have the securities represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the securities in definitive form and will not be considered the owners or holders of the securities under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary for that registered global security and, if that person is not a participant, on the procedures of the participant through which the person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action that a holder is entitled to give or take under the indenture, the depositary for the registered global security would authorize the participants holding the relevant beneficial interests to give or take that action, and the participants would authorize beneficial owners owning through them to give or take that action or would otherwise act upon the instructions of beneficial owners holding through them.

Principal, premium, if any, and interest payments on debt securities represented by a registered global security registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. Neither we nor the trustee or any other agent of ours or the trustee will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

We expect that the depositary for any of the securities represented by a registered global security, upon receipt of any payment of principal, premium, interest or other distribution of underlying securities or other property to holders on that registered global security, will immediately credit participants’ accounts in amounts proportionate to their respective beneficial interests in that registered global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a registered global security held through participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

If the depositary for any of these securities represented by a registered global security is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange

Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue securities in definitive form in exchange for the registered global security that had been held by the depositary. Any securities issued in definitive form in exchange for a registered global security will be registered in the name or names that the depositary gives to the trustee or other relevant agent of ours or theirs. It is expected that the depositary’s instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security that had been held by the depositary.

Unless we state otherwise in a prospectus supplement, the Depository Trust Company (“DTC”) will act as depositary for each series of debt securities issued as global securities. DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and the Indirect Participants.

Governing Law

The indenture and each series of debt securities are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

We may from time to time offer shares of our common stock or preferred stock pursuant to this prospectus. This section describes the general terms of our capital stock. A prospectus supplement may provide information that is different from this prospectus. If the information in the prospectus supplement with respect to our capital stock being offered differs from this prospectus, you should rely on the information in the prospectus supplement. A copy of our restated certificate of incorporation has been incorporated by reference from our filings with the SEC as an exhibit to the registration statement. Our capital stock and the rights of the holders of our capital stock are subject to the applicable provisions of the General Corporation Law of Delaware, our restated certificate of incorporation and our amended and restated bylaws, each as amended, the rights of the holders of our preferred stock, if any, with respect to common stock, as well as the terms of our senior indebtedness and subordinated indebtedness, if any.

The following description of our capital stock and any description of our capital stock in a prospectus supplement may not be complete and is subject to, and qualified in its entirety by reference to, Delaware law and the actual terms and provisions contained in our certificate of incorporation and bylaws, each as amended from time to time.

General

Our restated certificate of incorporation provides that we may issue up to 200,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share. As of June 13, 2008, there were 37,176,337 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Each share of common stock has identical rights and privileges in every respect. The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held.

Subject to the prior rights and preferences, if any, applicable to shares of preferred stock or any series of preferred stock, the holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends.

If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, within the limitations and restrictions stated in our restated certificate of incorporation, to authorize the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, preemptive rights and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of our common stock and could adversely affect the voting and other rights of the holders of our common stock. Our board of directors has the authority to issue shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. There are no restrictions on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments.

Supermajority Vote

Our restated certificate of incorporation provides that the affirmative vote of at least 75% of the voting power of the outstanding shares of our capital stock outstanding and entitled to vote is required to amend or repeal, or to adopt any provision inconsistent with, certain provisions of our restated certificate of incorporation, including certain provisions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company.

Anti-Takeover Effects of Provisions of our Restated Certificate of Incorporation and Amended and Restated Bylaws

Our restated certificate of incorporation and amended and restated bylaws contain provisions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company. Examples of such anti-takeover effects include the following:

•	our board of directors is divided into three classes of directors with each class serving a staggered three-year term;

•	our board of directors is authorized to expand the size of the board with the consent of 75% of the directors in office and then fill the vacancies created by such expansion;

•	notice of stockholder nominations for directors and proposals for other business must be made within a certain period prior to an annual meeting; and

•	stockholder action by written consent is prohibited and therefore the power of stockholders to call special meetings is significantly limited.

These provisions may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, as it generally makes it more difficult for stockholders to replace a majority of the directors. There is no cumulative voting in the election of directors.

Rights Agreement

On June 20, 2001, our board of directors entered into a rights agreement with Mellon Investor Services LLC. The rights agreement could have the effect of delaying, deferring or preventing a transaction or a change in control of our company. The rights agreement provides that if a person acquires, or commences a tender offer to acquire, 20% or more of our common stock without the approval of our board of directors, all other stockholders would have the right to purchase securities from us at a price that is less than its fair market value, which would substantially dilute and reduce the value of our common stock owned by the acquiring person. As a result, our board of directors has significant discretion to approve or disapprove a person’s efforts to acquire 20% or more of our common stock.

Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the General Corporation Law of Delaware, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholders owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services LLC.

DESCRIPTION OF WARRANTS

We may issue warrants from time to time in one or more series for the purchase of our common stock, debt securities or preferred stock or any combination of those securities. Warrants may be issued independently or together with any shares of common stock, shares of preferred stock or debt securities offered by any prospectus supplement and may be attached to or separate from common stock, preferred stock or debt securities. We will issue each series of warrants under a separate warrant agreement between us and a bank or trust company as warrant agent, as specified in the applicable prospectus supplement.

The warrant agent will act solely as our agent in connection with the warrants and will not act for or on behalf of warrant holders. The following sets forth certain general terms and provisions of the warrants that may be offered under this registration statement. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

•	the title of the warrants;

•	the total number of warrants;

•	the currency, currencies, including composite currencies or currency units, in which the price of the warrants may be payable;

•	the type and number of securities purchasable upon exercise of such warrants;

•	the designation and terms of the other securities, if any, with which such warrants are issued and the number of such warrants issued with each such offered security;

•	the date, if any, on and after which the warrants and the related securities will be separately transferable;

•	if applicable, the date on which the right to exercise the warrants shall commence and the date on which this right shall expire;

•	the price at which each security purchasable upon exercise of such warrants may be purchased;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	any anti-dilution protection;

•	a discussion of U.S. federal income tax considerations relating to the warrants; and

•	any other terms of the warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants may be exchanged for new warrants of different denominations, may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of shares of common stock, shares of preferred stock or debt securities purchasable upon exercise, including the right to receive payments of principal of, any premium on, or any interest on, the debt securities purchasable upon such exercise or to enforce the covenants in the indenture or to receive payments of dividends, if any, on the shares common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants

Each warrant will entitle the holder to purchase a principal amount of debt securities or a number of shares of common stock or preferred stock at an exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to those warrants. Warrants may be exercised at the times set forth in the prospectus supplement relating to such warrants. After the close of business on the expiration date (or any later date to which the expiration date may be extended by us), unexercised warrants will become void. Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement relating thereto, warrants may be exercised by delivery to the warrant agent of the certificate evidencing the warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase the debt securities or shares of common stock or shares of preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of the payment and the certificate representing the warrants to be exercised properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the debt securities, shares of common stock or shares of preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by that certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

PLAN OF DISTRIBUTION

We may sell the securities from time to time in one or more transactions, including block transactions and transactions on the NASDAQ Global Market or on a delayed or continuous basis, in each case, through agents, underwriters or dealers, directly to one or more purchasers, through a combination of any of these methods of sale, or in any other manner, as provided in the applicable prospectus supplement. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. We will identify the specific plan, including any underwriters, dealers, agents or direct purchasers and their compensation, in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them from us or from purchasers of the securities and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

Offers to purchase the securities may be solicited by agents designated by us from time to time. Any such agent involved in the offer or sale of the securities will be named, and any commissions payable by the company to such agent will be set forth in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities so offered and sold.

If an underwriter or underwriters are utilized in the sale of securities, we will execute an underwriting agreement with such underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, if any, will be set forth in the prospectus supplement, which will be used by the underwriters to resell the securities.

If a dealer is utilized in the sale of the securities, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transactions will be set forth in the prospectus supplement relating thereto.

Offers to purchase the securities may be solicited directly by us and sales thereof may be made by us directly to institutional investors or others. The terms of any such sales, including the terms of any bidding or auction prices, if utilized, will be described in the prospectus supplement relating thereto.

Agents, underwriters and dealers may be entitled under agreements that may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act, and any such agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the prospectus supplement, we will authorize agents and underwriters to solicit offers by certain institutions to purchase debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts (“Contracts”) providing for payment and delivery on the date stated in the prospectus supplement. Such Contracts will be subject to only those conditions set forth in the prospectus supplement. Each Contract will be for an amount not less than, and the principal amount of securities sold pursuant to Contracts shall not be less nor more than, the respective amounts stated in such prospectus supplement. Institutions with which Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. Contracts will not be subject to any conditions except (i) the purchase by an institution of the securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) we shall have sold to such underwriters the total principal amount of the securities less the principal amount thereof covered by Contracts. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of debt securities pursuant to Contracts accepted by us.

The securities may also be resold by security holders in the manner provided in the applicable prospectus supplement.

LEGAL MATTERS

Certain legal matters will be passed upon for Luminex by Bass, Berry & Sims PLC, Nashville, Tennessee. Any underwriters or agents will be represented by their own legal counsel, who will be passing upon certain legal matters for the underwriters and will be identified in the applicable prospectus supplement.

EXPERTS

The audited consolidated financial statements of Luminex and the effectiveness of internal control over financial reporting incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2007, have been so incorporated in reliance on the reports of Ernst & Young LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The audited consolidated financial statements of Tm Bioscience Corporation for the years ended December 31, 2006 and 2005, included as Exhibit 99.2 of our Form 8-K filed on March 1, 2007, as amended on May 9, 2007 and incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report and related Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference thereon incorporated by reference elsewhere herein and are incorporated by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (except the information contained in such documents to the extent that it is “furnished” and not “filed”):

1. Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 14, 2008.

2. All information in our proxy statement filed with the SEC on April 21, 2008 to the extent incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2007.

3. Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 filed on May 9, 2008.

4. Exhibit 99.2 to our Form 8-K filed on March 1, 2007 and as amended on May 9, 2007.

5. Current Reports on Form 8-K filed on March 5, 2008, March 28, 2008 and May 29, 2008.

6. The description of the Registrant’s Common Stock, par value $0.001 per share, contained in the Registrant’s Registration Statement on Form 8-A, filed with the SEC on March 27, 2000, and the description of the Stock Rights contained in the Registrant’s Registration Statement on Form 8-A, filed with the SEC on June 21, 2001, and including all other amendments and reports filed for the purpose of updating such descriptions.

7. All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering.

Notwithstanding the foregoing, we are not incorporating by reference any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K (including financial statements or exhibits relating thereto furnished pursuant to Item 9.01).

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide, a copy of our filings incorporated by reference at no cost, by writing or telephoning us at the following address:

Luminex Corporation
12212 Technology Boulevard
Austin, Texas 78727
Attn: Corporate Secretary
Telephone: (512) 219-8020

This prospectus is part of a registration statement that we have filed with the SEC relating to the securities to be offered. This prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and refer you to the omitted information. You should rely only on the information contained in this prospectus, any prospectus supplement or free writing prospectus or any document to which we have referred you. We have not authorized anyone else to provide you with information that is different. This prospectus and any prospectus supplement or free writing prospectus may be used only where it is legal to sell these securities. The information in this prospectus or any prospectus supplement or free writing prospectus is current only as of the date on the front of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Our web site address is www.luminexcorp.com. Please note that our web site address is provided as an inactive textual reference only. The information provided on our web site is not part of this prospectus or the prospectus supplement, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this prospectus or the prospectus supplement. We make available free of charge through our web site our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC.

3,500,000 Shares

COMMON STOCK

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

JPMorgan	UBS Investment Bank

Co-Managers

Avondale Partners	Canaccord Adams	Leerink Swann

The date of this prospectus supplement is June 24, 2008